Exhibit 99.1

Execution Version

EUPRAXIA PHARMACEUTICALS INC.

12,727,273 Common Shares

(without par value)

Underwriting Agreement

September 22, 2025

Cantor Fitzgerald & Co.

As Representative of the several

Underwriters listed in Schedule A

hereto

c/o Cantor Fitzgerald & Co.

110 East 59th Street, 6th Floor

New York, NY 10022

Ladies and Gentlemen:

Eupraxia Pharmaceuticals Inc., a company continued under the laws of the Province of British Columbia (the “Company”), proposes to issue and sell to the several underwriters named in Schedule A (the “Underwriters”) an aggregate of 12,727,273 common shares without par value in the capital of the Company (the “Common Shares”) at the Purchase Price (as defined below). The 12,727,273 Common Shares to be sold by the Company are called the “Firm Shares.” In addition, the Company has granted to the Underwriters an option to purchase up to an additional 1,909,090 Common Shares at a price per share equal to the Purchase Price upon and subject to the terms and conditions of this Agreement, as set forth in Section 2(c) hereof (the “Option”). The Common Shares to be sold pursuant to the Option are collectively called the “Option Shares.” The Firm Shares and, if and to the extent the Option is exercised, the Option Shares, are collectively called the “Offered Shares.” Cantor Fitzgerald & Co. (“Cantor”) has agreed to act as representative of the several Underwriters (in such capacity, the “Representative”) in connection with the offering and sale of the Offered Shares.

The Company has prepared and filed with the Canadian Securities Regulators (as defined below) a preliminary short form base shelf prospectus dated January 5, 2024, and amended and restated preliminary short form base shelf prospectus dated January 18, 2024, relating to the distribution of up to $200,000,000 of Common Shares, preferred shares, debt securities, warrants, subscription receipts, and units of the Company (the “Shelf Securities”) pursuant to the Canadian Securities Laws (as defined below), and in particular in accordance with the Passport System (as defined below). Such preliminary short form base shelf prospectus and amended and restated preliminary short form base shelf prospectus relating to the distribution of the Shelf Securities, including any documents incorporated or deemed to be incorporated by reference therein and any supplements or amendments thereto, are hereinafter collectively referred to as the “Canadian Preliminary Base Prospectus.” The Company has also prepared and filed with the Canadian Securities Regulators a final short form base shelf prospectus dated February 5, 2024 relating to the distribution of the Shelf Securities (including any documents incorporated or deemed to be incorporated therein by reference therein and any supplements or amendments thereto), the “Canadian Final Base Prospectus”, pursuant to the Canadian Securities Laws omitting the Shelf

Information (as defined below) in accordance with the Shelf Procedures. The British Columbia Securities Commission has issued receipts for the Canadian Preliminary Base Prospectus and the Canadian Final Base Prospectus, and the Company has satisfied the conditions under the Passport System for the deemed issuance of a receipt by the Canadian Securities Regulators for the Canadian Preliminary Base Prospectus and the Canadian Final Base Prospectus in each of the other Canadian Qualifying Jurisdictions (as defined below).

In addition, the Company has (a) prepared and filed with the Canadian Securities Regulators, in accordance with the Shelf Procedures, a preliminary prospectus supplement dated September 22, 2025 to the Canadian Final Base Prospectus relating to the distribution of the Offered Shares in the Canadian Qualifying Jurisdictions which excludes certain pricing information and other final terms of the Offered Shares (including any documents incorporated or deemed to be incorporated by reference therein and any supplements or amendments thereto, the “Canadian Preliminary Prospectus Supplement”, and together with the Canadian Final Base Prospectus the “Canadian Preliminary Prospectus”), and (b) will prepare and file on September 23, 2025 with the Canadian Securities Regulators in accordance with the Shelf Procedures (as defined below), a final prospectus supplement to the Canadian Final Base Prospectus relating to the distribution of the Offered Shares in the Canadian Qualifying Jurisdictions (including any documents incorporated or deemed to be incorporated by reference therein and any supplements or amendments thereto, the “Canadian Final Prospectus Supplement”, and together with the Canadian Final Base Prospectus, the “Canadian Final Prospectus”), which includes pricing and other information omitted from the Canadian Preliminary Prospectus Supplement.

The Company meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act of 1933, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission (the “Commission”) thereunder (collectively, the “Securities Act”) for the purposes of the offering of the Offered Shares. The Company has filed with the Commission a registration statement on Form F-10 (No. 333-276586) in respect of the Shelf Securities and has filed an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”) with the Commission in conjunction with the filing of such registration statement (such registration statement, including the Canadian Final Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including the exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein, are hereinafter referred to as the “Registration Statement”); the base prospectus relating to the Shelf Securities contained in the Registration Statement at the time the registration statement became effective, including all documents incorporated therein by reference, is hereinafter referred to as the “U.S. Final Base Prospectus”; the U.S. preliminary prospectus supplement relating to the offering of the Offered Shares filed with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act on September 22, 2025, including all documents incorporated therein by reference, together with the U.S. Base Prospectus (which consists of the Canadian Final Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission, and all documents incorporated therein by reference therein), is hereinafter referred to as the “U.S. Preliminary Prospectus”; and the U.S. final prospectus supplement relating to the offering of the Offered Shares to be filed with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act, including all documents incorporated therein by reference, together with the U.S. Base Prospectus (which consists of the Canadian Final Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission, and all documents incorporated therein by reference therein), is hereinafter referred to as the “U.S. Final Prospectus”.

As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Final Base Prospectus and the U.S. Final Base Prospectus, “Preliminary Prospectuses” shall mean, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus; and “Final Prospectuses” shall mean, collectively, the Canadian Final Prospectus and the U.S. Final Prospectus. As used herein, “Prospectuses” shall mean the Preliminary Prospectuses and/or the Final Prospectuses, as applicable. Any reference in this Agreement to the Registration Statement, the Base Prospectuses, the Preliminary Prospectuses, the Final Prospectuses or the Prospectuses shall be deemed to refer to and include the documents incorporated by reference therein as of the date hereof. The terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Base Prospectuses, the Time of Sale Prospectus (as defined below), the Preliminary Prospectuses or the Final Prospectuses shall include all documents subsequently filed or furnished by the Company with or to the Canadian Securities Regulators (as defined below) and the Commission pursuant to the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”), that are deemed to be incorporated by reference therein.

The Company and the Underwriters agree that (i) any offers or sales of the Offered Shares in Canada will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered in compliance with applicable Canadian Securities Laws or in circumstances where an exemption from the Canadian registered dealer requirements under applicable Canadian Securities Laws is available; and (ii) any offers or sales of the Offered Shares in the United States will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered as a broker-dealer in compliance with applicable U.S. securities laws and the requirements of FINRA (as defined below).

As used herein, “Applicable Time” is 8:00 p.m. (New York time) on September 22, 2025 or such other date and time as the Company and the Representative, on behalf of the Underwriters, may mutually agree upon in writing. As used herein, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, and “Time of Sale Prospectus” means the U.S. Preliminary Prospectus, as amended or supplemented immediately prior to the Applicable Time, together with the free writing prospectuses, if any, identified on Schedule B hereto and the pricing information set forth on Schedule C hereto (and shall include any electronic Prospectus as contemplated by Section 3(p) of this Agreement). As used herein, “Road Show” means a “road show” (as defined in Rule 433 under the Securities Act) relating to the offering of the Offered Shares contemplated hereby that is a “written communication” (as defined in Rule 405 under the Securities Act). As used herein, “Section 5(d) Written Communication” means each written communication (within the meaning of Rule 405 under the Securities Act) that is made in reliance on Section 5(d) of the Securities Act by, or with the approval of, the Company or any person authorized to act on behalf of the Company to one or more potential investors that are qualified institutional buyers (“QIBs”) and/or institutions that are accredited investors (“IAIs”), as such terms are respectively defined in Rule 144A and Rule 501(a) under the Securities Act, to determine whether such investors might have an interest in the offering of the Offered Shares;

“Section 5(d) Oral Communication” means each oral communication, if any, made in reliance on Section 5(d) of the Securities Act by, or with the approval of, the Company or any person authorized to act on behalf of the Company made to one or more QIBs and/or one or more IAIs to determine whether such investors might have an interest in the offering of the Offered Shares; “Marketing Materials” means any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Offered Shares, including any Road Show or investor presentations made to investors by the Company (whether in person or electronically); and “Permitted Section 5(d) Communication” means the Section 5(d) Written Communication(s) and Marketing Materials listed on Schedule D attached hereto.

All references in this Agreement to financial statements and schedules and other information which are “contained,” “included” or “stated” in, or “part of” the Preliminary Prospectuses or the Final Prospectuses, and all other references of like import, shall be deemed to mean and include all such financial statements and schedules and other information which is or is deemed to be incorporated by reference in the Preliminary Prospectuses or the Final Prospectuses, as the case may be.

All references in this Agreement to amendments or supplements to the any of the Preliminary Prospectuses or the Final Prospectuses shall be deemed to mean and include the filing of any document under the Exchange Act that is or is deemed to be incorporated by reference in the Preliminary Prospectuses or the Final Prospectuses, as the case may be.

All references in this Agreement to the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus, any amendments or supplements to any of the foregoing, or any free writing prospectus, shall include any copy thereof filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”).

All references in this Agreement to the Canadian Preliminary Base Prospectus, the Canadian Final Base Prospectus, the Canadian Preliminary Prospectus Supplement or the Canadian Final Prospectus Supplement, or any amendments or supplements to any of the foregoing, shall include any copy thereof filed with the Canadian Securities Regulators pursuant to the System for Electronic Data Analysis and Retrieval + (“SEDAR+”).

The Company hereby confirms its agreements with the Underwriters as follows:

1. Representations and Warranties of the Company. The Company represents and warrants to each Underwriter as of the date of this Agreement, the Applicable Time, the First Closing Date (as hereinafter defined) and each Option Closing Date (as hereinafter defined), if any, as follows:

(a) Compliance with Securities Laws. The Company is eligible to use the Shelf Procedures. No cease trade order preventing or suspending the use of the Canadian Preliminary Prospectus or preventing the distribution of the Offered Shares has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened, by any of the

Canadian Securities Regulators; as of their respective dates, the Canadian Final Base Prospectus and the Canadian Preliminary Prospectus Supplement complied, and the Canadian Final Prospectus will comply, in all material respects with all applicable Canadian Securities Laws; each of the Canadian Securities Regulators in the Canadian Qualifying Jurisdictions has issued or is deemed to have issued receipts for the Canadian Preliminary Base Prospectus and the Canadian Final Base Prospectus. On the First Closing Date and each Option Closing Date (i) the Canadian Final Prospectus will comply in all material respects with the Canadian Securities Laws, (ii) the U.S. Final Prospectus will conform with the Canadian Final Prospectus except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission, and (iii) the Canadian Final Prospectus or any amendment or supplement thereto will constitute full, true and plain disclosure of all material facts relating to the Offered Shares, that are required to be in the Canadian Final Prospectus, and will not contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading. To its knowledge, the Company is not a “related issuer” or “connected issuer” (as those terms are defined in National Instrument 33-105—Underwriting Conflicts of the Canadian Securities Administrators) of any of the Underwriters. The Company is a “reporting issuer”, or its equivalent, in each of the Canadian Qualifying Jurisdictions and not in default under Canadian Securities Laws in the Canadian Qualifying Jurisdictions and is in compliance in all material respects with its timely disclosure obligations under Canadian Securities Laws and the requirements of the Toronto Stock Exchange (the “TSX”). Other than the corporate update presentation of the Company, dated September 2025, approved by the Underwriters, the Company has not provided any “marketing materials” (as such term is defined in National Instrument 41-101—General Prospectus Requirements) to any potential investors of Offered Shares.

(b) Compliance with Registration Requirements. The Registration Statement has become effective under the Securities Act. The Company has complied, to the Commission’s satisfaction, with all requests of the Commission for additional or supplemental information, if any. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose have been instituted or are pending or, to the best knowledge of the Company, are contemplated or threatened by the Commission. At the time the Registration Statement was originally filed with the Commission, the Company met the then-applicable requirements for use of Form F-10 under the Securities Act. The documents incorporated or deemed to be incorporated by reference in the U.S. Preliminary Prospectus or the U.S. Final Prospectus, at the time they were or hereafter are filed with the Commission, or became effective under the Exchange Act, as the case may be, complied and will comply in all material respects with the requirements of the Exchange Act.

(c) Disclosure. The U.S. Preliminary Prospectus complied, and the U.S. Final Prospectus when filed will comply, in all material respects with the Securities Act and, if filed by electronic transmission pursuant to EDGAR, was or will be identical (except as may be permitted by Regulation S-T under the Securities Act) to the copy thereof delivered to the Underwriters for use in connection with the offer and sale of the Offered Shares. Each of the Registration Statement and any post-effective amendment thereto, at the time it became or becomes effective and at all subsequent times, complied and will comply in all material respects with the Securities Act and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. As of the

Applicable Time, the Time of Sale Prospectus did not, and at the First Closing Date (as defined in Section 2), the U.S. Final Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Preliminary Prospectuses and the Final Prospectuses, as of their applicable dates and (as then amended or supplemented) at all subsequent times, did not and will not, as applicable, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the three immediately preceding sentences do not apply to statements in or omissions from such documents, or any amendments or supplements thereto, made in reliance upon and in conformity with written information relating to any Underwriter furnished to the Company in writing by the Representative expressly for use therein, it being understood and agreed that the only such information consists of the Underwriter Information (as defined below). There are no contracts or other documents required to be described in the Time of Sale Prospectus or the Prospectuses, or required to be filed as an exhibit to the Registration Statement, which have not been or will not be described or filed, as required.

(d) Free Writing Prospectuses; Road Show. As of the determination date referenced in Rule 164(h) under the Securities Act, the Company was not, is not or will not be (as applicable) an “ineligible issuer” in connection with the offering of the Offered Shares pursuant to Rules 164, 405 and 433 under the Securities Act. Each free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of Rule 433 under the Securities Act, including timely filing with the Commission or retention where required and legending, and each such free writing prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Offered Shares did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, the Preliminary Prospectuses or the Final Prospectuses and not superseded or modified. Except for the free writing prospectuses, if any, identified in Schedule B, and electronic road shows, if any, furnished to the Representative before first use, the Company has not prepared, used or referred to, and will not, without the Representative’s prior written consent, prepare, use or refer to, any free writing prospectus. Each Road Show, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(e) Shell Company Status. The Company is not a shell company (as defined in Rule 405 under the Securities Act) and has not been a shell company for at least 12 calendar months previously.

(f) Emerging Growth Company. The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act (an “Emerging Growth Company”).

(g) Testing-the-Waters Materials. The Company (i) has not without the knowledge of the Representative engaged in any Section 5(d) Written Communication or Section 5(d) Oral Communication and (ii) has not authorized anyone other than the Representative to engage in any Permitted Section 5(d) Communications. The Company reconfirms that the Representative has been authorized to act on its behalf in providing investors with Marketing Materials, Section 5(d) Oral Communications and Section 5(d) Written Communications. The Company has not distributed or approved for distribution any Section 5(d) Written Communications (other than a Permitted Section 5(d) Communication). Any individual Permitted Section 5(d) Communication does not conflict with the information contained in the Registration Statement or the Time of Sale Prospectus, complied in all material respects with the Securities Act, and when taken together with the Time of Sale Prospectus as of the Applicable Time, did not, and, when taken together with the Final Prospectuses as of the First Closing Date and as of each Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(h) Distribution of Offering Material By the Company. Prior to the later of (i) the expiration or termination of the Option, and (ii) the completion of the Underwriters’ distribution of the Offered Shares, the Company has not distributed and will not distribute any offering material in connection with the offering and sale of the Offered Shares other than the Preliminary Prospectuses, the Final Prospectuses or any free writing prospectus reviewed and consented to by the Representative, the free writing prospectuses, if any, identified on Schedule B hereto and any Permitted Section 5(d) Communications.

(i) Financial Information. The consolidated financial statements of the Company included or incorporated by reference in the Prospectuses, if any, together with the related notes and schedules, present fairly, in all material respects, the consolidated financial position of the Company and the Subsidiaries (as defined below) as of the dates indicated and the consolidated results of operations, cash flows and changes in shareholders’ equity of the Company for the periods specified and have been prepared in compliance with the applicable requirements of the Securities Act, the Exchange Act and Canadian Securities Laws and in conformity with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved; there are no financial statements (historical or pro forma) that are required to be included or incorporated by reference in the Prospectuses that have not been or will not be included or incorporated by reference as required; the Company and the Subsidiaries (as defined below) do not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations), that are not described in the Registration Statement (excluding the exhibits thereto) and the Time of Sale Prospectus, or will not be described in the Final Prospectuses; and all disclosures that are or will be contained or incorporated by reference in the Prospectuses and the Issuer Free Writing Prospectus, if any, regarding “non-GAAP financial measures” (as such term is defined by the rules and regulations of the Commission) comply with Regulation G under the Exchange Act and Item 10 of Regulation S-K under the Securities Act and Canadian Securities Laws, if and to the extent applicable. The financial data that is or will be set forth in Prospectuses fairly presents or will present the information set forth therein on a basis consistent with that of the audited financial statements contained or incorporated by reference in the Prospectuses. The interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Registration Statement, the U.S. Preliminary Prospectus, and the U.S. Final Prospectus fairly presents or will fairly present the information called for in all material respects and has been or will be prepared in accordance with the Commission’s rules and guidelines applicable thereto.

(j) Conformity with SEDAR+ and EDGAR Filings. The U.S. Preliminary Prospectus and the U.S. Final Prospectus delivered or to be delivered to the Underwriters for use in connection with the sale of the Offered Shares pursuant to this Agreement will be identical to the versions of the U.S. Preliminary Prospectus and the U.S. Final Prospectus created to be transmitted to the Commission for filing via EDGAR, except to the extent permitted by Regulation S-T. The Canadian Preliminary Prospectus and the Canadian Final Prospectus delivered or to be delivered to the Underwriters for use in connection with the sale of the Offered Shares pursuant to this Agreement will be identical to the versions of the Canadian Preliminary Prospectus and the Canadian Final Prospectus created to be transmitted to the Canadian Securities Regulators for filing via SEDAR+.

(k) Organization. The Company and each of its subsidiaries (as defined in Rule 405 under the Securities Act) (“Subsidiaries”) are duly organized, validly existing as a corporation and in good standing under the Laws of their respective jurisdictions of organization. The Company and each of its Subsidiaries is duly licensed or qualified as a foreign corporation for transaction of business and in good standing under the Laws of each other jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such license or qualification, and have all corporate power and authority necessary to own or hold their respective properties and to conduct their respective businesses as described in the Final Prospectuses, except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, have a material adverse effect or would reasonably be expected to have a material adverse effect on or affecting the assets, business, operations, earnings, properties, condition (financial or otherwise), shareholders’ equity or results of operations of the Company and the Subsidiaries taken as a whole, or prevent or materially interfere with the consummation of the transactions contemplated hereby (a “Material Adverse Effect”).

(l) Subsidiaries. Except as set forth in the Prospectuses, the Company owns, directly or indirectly, all of the equity interests of the Subsidiaries free and clear of any lien, charge, security interest, encumbrance, right of first refusal or other restriction, and all the equity interests of the Subsidiaries are validly issued and are fully paid, nonassessable and free of preemptive and similar rights.

(m) No Violation or Default. Neither the Company nor any of its Subsidiaries is (i) in violation of its articles, notice of articles, charter or by-laws or similar organizational documents; (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of the property or assets of the Company or any of its Subsidiaries are subject; or (iii) in violation of any Law of any Governmental Authority, except, in the case of each of clauses (ii) and (iii) above, for any such violation or default that would not, individually or in the aggregate, have a Material Adverse Effect. To the Company’s knowledge, no other party under any material contract or other material agreement to which it or any of its Subsidiaries is a party is in default in any respect thereunder where such default would have a Material Adverse Effect.

(n) No Material Adverse Effect. Subsequent to the respective dates as of which information is or will be given in the Prospectuses and any free writing prospectuses, if any (including any document deemed incorporated by reference therein), there has not been or will not have been (i) any Material Adverse Effect or the occurrence of any development that the Company reasonably expects will result in a Material Adverse Effect, (ii) any transaction which is material to the Company and the Subsidiaries taken as a whole, (iii) any obligation or liability, direct or contingent (including any off-balance sheet obligations), incurred by the Company or any Subsidiary, which is material to the Company and the Subsidiaries taken as a whole, (iv) any material change in the share capital or outstanding long-term indebtedness of the Company or any of its Subsidiaries or (v) any dividend or distribution of any kind declared, paid or made on the share capital of the Company or any Subsidiary, other than in each case above in the ordinary course of business or as otherwise disclosed in the Registration Statement or the Prospectuses (including any document deemed incorporated by reference therein).

(o) Capitalization. The issued and outstanding share capital of the Company have been validly issued, are fully paid and nonassessable and, other than as have been or will be disclosed in the Prospectuses, are not subject to any preemptive rights, rights of first refusal or similar rights. The Company has an authorized, issued and outstanding capitalization as set forth in the Registration Statement and the Prospectuses as of the dates referred to therein (other than the grant of additional options or other share-based awards under the Company’s existing omnibus incentive plan, or changes in the number of outstanding Common Shares of the Company due to the issuance of shares upon the exercise or conversion of securities exercisable for, or convertible into, Common Shares outstanding on the date hereof) and such authorized share capital conforms or will confirm to the description thereof set forth in the Prospectuses. The description of the securities of the Company in the Prospectuses is or will be complete and accurate in all material respects. Except as are or will be disclosed in or contemplated by the Prospectuses, as of the date referred to therein, the Company does not have outstanding any options to purchase, or any rights or warrants to subscribe for, or any securities or obligations convertible into, or exchangeable for, or any contracts or commitments to issue or sell, any share capital or other securities.

(p) Authorization; Enforceability. The Company has full legal right, power and authority to enter into this Agreement and perform the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Company and is a legal, valid and binding agreement of the Company enforceable in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equitable principles.

(q) Authorization of the Offered Shares. The Offered Shares have been duly authorized for issuance and sale pursuant to this Agreement and, when issued and delivered by the Company against payment therefor pursuant to this Agreement, will be duly and validly issued, fully paid and nonassessable, free and clear of any pledge, lien, encumbrance, security interest or other claim, including any statutory or contractual preemptive rights, resale rights, rights of first refusal or other similar rights, and will be registered pursuant to Section 12 of the Exchange Act. The Offered Shares, when issued, will conform to the description thereof that are or will be set forth in or incorporated into the Prospectuses.

(r) No Consents Required. No consent, approval, authorization, order, registration or qualification of or with any Governmental Authority is required for the execution, delivery and performance by the Company of this Agreement, the issuance and sale by the Company of the Offered Shares, except for such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable state securities Laws or Canadian Securities Laws or Laws of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the Nasdaq Stock Market LLC (“Nasdaq”) or the TSX in connection with the sale of the Offered Shares.

(s) No Preferential Rights. Except as is or will be set forth in the Prospectuses, (i) no person, as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Securities Act (each, a “Person”), has the right, contractual or otherwise, to cause the Company to issue or sell to such Person any Common Shares or any other share capital or other securities of the Company, (ii) no Person has any preemptive rights, resale rights, rights of first refusal, rights of co-sale, or any other rights (whether pursuant to a “poison pill” provision or otherwise) to purchase any Common Shares or any other share capital or other securities of the Company, (iii) no Person has the right to act as an underwriter or as a financial advisor to the Company in connection with the offer and sale of the Offered Shares, and (iv) no Person has the right, contractual or otherwise, to require the Company to register under the Securities Act any Common Shares or of any other share capital or other securities of the Company, or to include any such shares or other securities in the Registration Statement or the Prospectuses or the offering contemplated thereby, whether as a result of the filing or effectiveness of the Registration Statement or the Prospectuses or the sale of the Offered Shares as contemplated thereby or otherwise.

(t) Independent Public Accounting Firm. KPMG LLP (the “Accountant”), whose report on the consolidated financial statements of the Company is filed with the Commission as part of the Company’s most recent Annual Report on Form 40-F filed and with Canadian Securities Regulators and incorporated by reference into the Registration Statement, and the Prospectuses, are and, during the periods covered by their report, were an independent registered public accounting firm within the meaning of the Securities Act and the Public Company Accounting Oversight Board (United States). To the Company’s knowledge, the Accountant is not in violation of the auditor independence requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Business Corporations Act (British Columbia) (the “BCBCA”), or Canadian Securities Laws with respect to the Company. The Accountant of the Company is, and was during the period covered by its report, an independent public accountant within the meaning of the rules of professional conduct applicable to auditors in Canada and there has never been a “reportable event” within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations between the Company and the Accountant.

(u) Enforceability of Agreements. All material agreements between the Company and third parties that are or will be expressly referenced in the Prospectuses are legal, valid and binding obligations of the Company enforceable in accordance with their respective terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equitable principles and (ii) the indemnification provisions of certain agreements may be limited by federal or state securities Laws or public policy considerations in respect thereof.

(v) No Litigation. Except as are or will be set forth in the Prospectuses, there are no actions, suits or proceedings by or before any Governmental Authority pending, nor, to the Company’s knowledge, any audits or investigations by or before any Governmental Authority, to which the Company or a Subsidiary is a party or to which any property of the Company or any of its Subsidiaries is the subject that, individually or in the aggregate, would have a Material Adverse Effect and, to the Company’s knowledge, no such actions, suits, proceedings, audits or investigations are threatened or contemplated by any Governmental Authority or threatened by others; and (i) there are no current or pending audits, investigations, actions, suits or proceedings by or before any Governmental Authority that are required under the Securities Act or Canadian Securities Laws to be described in the Time of Sale Prospectus or the Prospectuses that are not or will not be so described; and (ii) there are no contracts or other documents that are required under the Securities Act or Canadian Securities Laws to be filed as exhibits to the Registration Statement and Canadian Final Base Prospectus that are not so filed.

(w) Consents and Permits. Except as have been or will be disclosed in the Prospectuses, the Company and its Subsidiaries have made all filings, applications and submissions required by, possesses and is operating in compliance, in all material respects, with, all approvals, licenses, certificates, certifications, clearances, consents, grants, exemptions, marks, notifications, orders, permits and other authorizations issued by, the appropriate federal, state or foreign Governmental Authority (including the United States Food and Drug Administration (the “FDA”), the United States Drug Enforcement Administration or any other foreign, federal, state, provincial, territorial or local Governmental Authorities engaged in the regulation of clinical trials, pharmaceuticals, biologics or biohazardous substances or materials) required by Law for the ownership or lease of their respective properties or to conduct its businesses as are or will be described in the Prospectuses (collectively, “Permits”), except for such Permits the failure of which to possess, obtain or make the same would not have a Material Adverse Effect; the Company and its Subsidiaries are in compliance with the terms and conditions of all such Permits, except where the failure to be in compliance would not have a Material Adverse Effect; all of the Permits are valid and in full force and effect, except where any invalidity, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect; and neither the Company nor any of its Subsidiaries has received any written notice relating to the limitation, revocation, cancellation, suspension, modification or non-renewal of any such Permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect, or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course. To the extent required by applicable Laws, the Company or the applicable Subsidiary has submitted to the FDA an Investigational New Drug Application or amendment or supplement thereto for each clinical trial it has conducted or sponsored or is conducting or sponsoring; all such submissions were in material compliance with applicable Laws when submitted and no material deficiencies have been asserted by the FDA with respect to any such submissions. The Company and each Subsidiary possess such valid and current certificates, authorizations or permits issued by the appropriate state, federal or foreign regulatory agencies or bodies required by applicable Law to conduct their respective businesses, and neither the Company nor any Subsidiary has received, or has any reason to believe that it will receive, any notice of proceedings relating to the revocation or modification of, or non-compliance with, any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, could result in a Material Adverse Effect.

(x) Regulatory Filings. Except as have been or will be disclosed in the Prospectuses, neither the Company nor any of its Subsidiaries has failed to file with the applicable Governmental Authority (including the FDA, or any foreign, federal, state, provincial or local Governmental Authority performing functions similar to those performed by the FDA) any filing, declaration, listing, registration, report or submission required by Law, except for such failures that, individually or in the aggregate, would not have a Material Adverse Effect; except as have been or will be disclosed in the Prospectuses, all such filings, declarations, listings, registrations, reports or submissions were in compliance, in all material respects, with applicable Laws when filed and no deficiencies have been asserted by any applicable regulatory authority with respect to any such filings, declarations, listings, registrations, reports or submissions, except for any deficiencies that, individually or in the aggregate, would not have a Material Adverse Effect. The Company has operated and currently is, in all material respects, in compliance with the United States Federal Food, Drug, and Cosmetic Act, all applicable rules and regulations of the FDA and other federal, state, local and foreign Governmental Authority exercising comparable authority. The Company has no knowledge of any studies, tests or trials not described in the Final Prospectuses the results of which reasonably call into question in any material respect the results of the studies, tests and trials described in the Final Prospectuses.

(y) Intellectual Property. Except as is or will be disclosed in the Prospectuses, the Company and its Subsidiaries own, possess, license or have other rights to use all foreign and domestic patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, Internet domain names, know-how and other intellectual property (collectively, the “Intellectual Property”), necessary for the conduct of their respective businesses as now conducted except to the extent that the failure to own, possess, license or otherwise hold adequate rights to use such Intellectual Property would not, individually or in the aggregate, have a Material Adverse Effect. Except as are or will be disclosed in the Prospectuses (i) there are no rights of third parties to any such Intellectual Property owned by the Company and its Subsidiaries; (ii) to the Company’s knowledge, there is no infringement by third parties of any such Intellectual Property; (iii) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the Company’s and its Subsidiaries’ rights in or to any such Intellectual Property, and the Company is unaware of any facts which could form a reasonable basis for any such action, suit, proceeding or claim; (iv) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property; (v) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others that the Company and its Subsidiaries infringe or otherwise violate any patent, trademark, copyright, trade secret or other proprietary rights of others; (vi) to the Company’s knowledge, there is no third-party U.S. patent or published U.S. patent application which contains claims for which an Interference Proceeding (as defined in 35 U.S.C. § 135) has been commenced against any patent or patent application described in the Prospectuses as being owned by or licensed to the Company; and (vii) the Company and its Subsidiaries have complied with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company or such Subsidiary, and all such agreements are in full force and effect, except, in the case of any of clauses (i)-(vii) above, for any such infringement by third parties or any such pending or threatened suit, action, proceeding or claim as would not, individually or in the aggregate, result in a Material Adverse Effect.

(z) Clinical Studies. The preclinical studies and tests and clinical trials that are or will be described in the Prospectuses were, and, if still pending, are being conducted in all material respects in accordance with the experimental protocols, procedures and controls pursuant to, where applicable, accepted professional and scientific standards for products or product candidates comparable to those being developed by the Company; the descriptions of such studies, tests and trials, and the results thereof, that are or will be contained in the Prospectuses are accurate and complete in all material respects; the Company is not aware of any tests, studies or trials not that are or will be described in the Prospectuses, the results of which reasonably call into question the results of the tests, studies and trials that are or will be described in the Prospectuses; and the Company has not received any written notice or correspondence from the FDA or any foreign, state or local Governmental Authority exercising comparable authority or any institutional review board or comparable authority requiring the termination, suspension, clinical hold or material modification of any tests, studies or trials.

(aa) Compliance with Healthcare Laws. The Company is and has been in compliance in all material respects with all applicable healthcare laws, rules and regulations, including, without limitation, (i) the Federal Food, Drug and Cosmetic Act (21 U.S.C. §§ 301 et seq.); (ii) all applicable foreign, federal, state and local healthcare related fraud and abuse laws, including, without limitation, the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), the civil monetary penalties law (42 U.S.C. § 1320a-7a), the exclusion laws (42 U.S.C. § 1320a-7), the Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h), all criminal laws relating to healthcare fraud and abuse, including but not limited to 18 U.S.C. Sections 286, 287, 1035, 1347 and 1349, the healthcare fraud criminal provisions under the U.S. Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, “HIPAA”) (42 U.S.C. §§1320d et seq.), the Medicare statute (Title XVIII of the Social Security Act), and the Medicaid statute (Title XIX of the Social Security Act); (iii) the patient privacy, data security and beach notification provisions under HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (42 U.S.C. §§17921 et seq.); (iv) comparable state and local laws; and (v) the regulations promulgated pursuant to such laws (collectively, the “Healthcare Laws”). Neither the Company, nor to the Company’s knowledge, its officers, directors, employees, agents, have engaged in activities which are, as applicable, cause for false claims liability, civil penalties, or mandatory or permissive exclusion from Medicare, Medicaid, or any other state or federal healthcare program. The Company has not received notice or other correspondence of any claim, action, suit, audit, survey, proceeding, hearing, enforcement, investigation, arbitration or other action (“Action”) from any court or arbitrator or governmental or regulatory authority or third party alleging that any product, operation or activity is in violation of any Healthcare Laws, and, to the Company’s knowledge, no such Action is threatened.

(bb) No Material Defaults. Neither the Company nor any of the Subsidiaries has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would have a Material Adverse Effect.

(cc) Certain Market Activities. Neither the Company nor any of its Subsidiaries has taken, directly or indirectly, any action designed to or that might cause or result in stabilization or manipulation of the price of the Common Shares or of any “reference security” (as defined in Rule 100 of Regulation M under the Exchange Act (“Regulation M”)) with respect to the Common Shares, whether to facilitate the sale or resale of the Offered Shares or otherwise, and has taken no action which would directly or indirectly violate Regulation M.

(dd) Broker/Dealer Relationships. Neither the Company nor any of the Subsidiaries (i) is required to register as a “broker” or “dealer” in accordance with the provisions of the Exchange Act or (ii) directly or indirectly through one or more intermediaries, controls or is a “person associated with a member” or “associated person of a member” (within the meaning set forth in the FINRA Manual).

(ee) No Reliance. The Company has not relied upon the Underwriter or legal counsel for the Underwriter for any legal, tax or accounting advice in connection with the offering and sale of the Offered Shares.

(ff) Taxes. The Company and each of its Subsidiaries have filed all federal, state, local and foreign tax returns which have been required to be filed and paid all taxes shown thereon through the date hereof, to the extent that such taxes have become due and are not being contested in good faith, except where the failure to so file or pay would not have a Material Adverse Effect. Except as are or will be otherwise disclosed in or contemplated by the Prospectuses, no tax deficiency has been determined adversely to the Company or any of its Subsidiaries which has had, or would have, individually or in the aggregate, a Material Adverse Effect. The Company has no knowledge of any federal, state or other governmental tax deficiency, penalty or assessment which has been or might be asserted or threatened against it which would have a Material Adverse Effect.

(gg) Title to Real and Personal Property. Except as is or will be set forth in the Prospectuses, the Company and its Subsidiaries have good and marketable title in fee simple to all items of real property owned by them, good and valid title to all personal property that is or will be described in the Prospectuses as being owned by them that are material to the businesses of the Company or such Subsidiary, in each case free and clear of all liens, encumbrances and claims, except those matters that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and any of its Subsidiaries or (ii) would not, individually or in the aggregate, have a Material Adverse Effect. Any real or personal property that is or will be described in the Prospectuses as being leased by the Company and any of its Subsidiaries is held by them under valid, existing and enforceable leases, except where the failure to so hold such property (A) does not materially interfere with the use made or proposed to be made of such property by the Company or any of its Subsidiaries or (B) would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect. Each of the properties owned by the Company and its Subsidiaries complies with all applicable Laws (including building and zoning Laws and Laws relating to access to such properties), except if and to the extent as is or will be disclosed in the Prospectuses or except for such failures to comply that would not, individually or in the aggregate, reasonably be expected to interfere in any material respect with the use made and proposed to be made of such property by the Company and its Subsidiaries or otherwise have a Material Adverse Effect. None of the Company or its Subsidiaries has received from any Governmental Authorities any notice of any condemnation of, or zoning change affecting, the properties owned by the Company and its Subsidiaries, and the Company knows of no such condemnation or zoning change which is threatened, except for such that would not reasonably be expected to interfere in any material respect with the use made and proposed to be made of such property owned by the Company and its Subsidiaries or otherwise have a Material Adverse Effect, individually or in the aggregate.

(hh) Environmental Laws. Except as is or will be set forth in the Prospectuses, the Company and its Subsidiaries (i) are in compliance with any and all applicable federal, state, local and foreign Laws relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”); (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses as are or will be described in the Prospectuses; and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except, in the case of any of clauses (i), (ii) or (iii) above, for any such failure to comply or failure to receive required permits, licenses, other approvals or liability as would not, individually or in the aggregate, have a Material Adverse Effect.

(ii) Disclosure Controls. The Company and each of its Subsidiaries maintain systems of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s internal control over financial reporting is effective and the Company is not aware of any material weaknesses in its internal control over financial reporting (other than as is or will be set forth in the Prospectuses). Since the date of the latest audited financial statements of the Company included in the Prospectuses, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting (other than as is or will be set forth in the Prospectuses). The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 and 15d-15) and as contemplated by the certifications required under Form 52-109F1 and Form 52-109F2 under National Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings for the Company and designed such disclosure controls and procedures to ensure that material information relating to the Company and each of its Subsidiaries is made known to the certifying officers by others within those entities, particularly during the period in which the Company’s Annual Report on Form 40-F or interim reports furnished on Form 6-K, as the case may be, is being prepared. The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of the Form 40-F for the fiscal year most recently ended (such date, the “Evaluation Date”). The Company presented in its Form 40-F for the fiscal year most recently ended the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date and the disclosure controls and procedures are effective. Since the Evaluation Date, there have been no significant changes in the Company’s internal controls (as such term is defined in Item 307(b) of Regulation S-K under the Securities Act) or, to the Company’s knowledge, in other factors that could significantly affect the Company’s internal controls.

(jj) Sarbanes-Oxley. There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any applicable provisions of the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder. Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company as applicable) has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to all reports, schedules, forms, statements and other documents required to be filed by it or furnished by it to the Commission. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(kk) Brokers. Neither the Company nor any of the Subsidiaries has incurred any liability for any finder’s fees, brokerage commissions or similar payments in connection with the transactions herein contemplated, except as may otherwise exist with respect to or pursuant to this Agreement.

(ll) Labor Disputes. No labor disturbance by or dispute with employees of the Company or any of its Subsidiaries exists or, to the knowledge of the Company, is threatened which would result in a Material Adverse Effect.

(mm) Investment Company Act. Neither the Company nor any of the Subsidiaries is, or will be, either after receipt of payment for the Offered Shares or after the application of the proceeds therefrom as described under “Use of Proceeds” in the Final Prospectuses, required to register as an “investment company” or an entity “controlled” by an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”).

(nn) Operations. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, the Criminal Code (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and applicable rules and regulations thereunder, and the money laundering Laws of all jurisdictions to which the Company or its Subsidiaries are subject, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any Governmental Authority involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(oo) Off-Balance Sheet Arrangements. There are no transactions, arrangements and other relationships between and/or among the Company, and/or any of its affiliates and any unconsolidated entity, including, but not limited to, any structured finance, special purpose or limited purpose entity (each, an “Off-Balance Sheet Transaction”) that could reasonably be expected to affect materially the Company’s liquidity or the availability of or requirements for its capital resources, including those Off-Balance Sheet Transactions described in the Commission’s Statement about Management’s Discussion and Analysis of Financial Conditions and Results of Operations (Release Nos. 33-8056; 34-45321; FR-61), required to be described in the Prospectuses which have not been or will not be described as required.

(pp) ERISA. To the knowledge of the Company, each material employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is maintained, administered or contributed to by the Company or any of its affiliates for employees or former employees of the Company and any of its Subsidiaries has been maintained in material compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including ERISA and the Internal Revenue Code of 1986, as amended (the “Code”); no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred which would result in a material liability to the Company with respect to any such plan excluding transactions effected pursuant to a statutory or administrative exemption; and for each such plan that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA, no “accumulated funding deficiency” as defined in Section 412 of the Code has been incurred, whether or not waived, and the fair market value of the assets of each such plan (excluding for these purposes accrued but unpaid contributions) exceeds the present value of all benefits accrued under such plan determined using reasonable actuarial assumptions.

(qq) Forward-Looking Statements. Each financial or operational projection or other “forward-looking statement” (as defined by Section 27A of the Securities Act or Section 21E of the Exchange Act) that is or will be contained in the Prospectuses (i) was or will be so included by the Company in good faith and with reasonable basis after due consideration by the Company of the underlying assumptions, estimates and other applicable facts and circumstances and (ii) is or will be accompanied by meaningful cautionary statements identifying those factors that could cause actual results to differ materially from those in such forward-looking statement, if applicable. No such statement was or will be made with the knowledge of an executive officer or director of the Company that it is false or misleading.

(rr) Margin Rules. Neither the issuance, sale and delivery of the Offered Shares nor the application of the proceeds thereof by the Company as is or will be described in the Prospectuses will violate Regulation T, U or X of the Board of Governors of the Federal Reserve System or any other regulation of such Board of Governors.

(ss) Insurance. The Company and each of its Subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as the Company and each of its Subsidiaries reasonably believe are adequate for the conduct of their properties and as is customary for similar sized companies engaged in similar businesses in similar industries.

(tt) No Improper Practices. (i) Neither the Company nor the Subsidiaries, nor, to the Company’s knowledge, any director, officer, employee, agent, affiliate or other person acting on behalf of the Company or any Subsidiary has, in the past five years, made any unlawful contributions to any candidate for any political office (or failed fully to disclose any contribution in violation of applicable Law) or made any contribution or other payment to any official of, or candidate for, any federal, state, municipal, or foreign office or other person charged with similar public or quasi-public duty in violation of any applicable Law or of the character required to be disclosed in the Prospectuses; (ii) no relationship, direct or indirect, exists between or among the Company or any Subsidiary or any affiliate of any of them, on the one hand, and the directors, officers and shareholders of the Company or any Subsidiary, on the other hand, that is required to be described in the Prospectuses that is not or will not be so described; (iii) no relationship, direct or indirect, exists between or among the Company or any Subsidiary or any affiliate of them, on the one hand, and the directors, officers, or shareholders of the Company or any Subsidiary, on the other hand, that is required by the rules of FINRA to be described in the Prospectuses that is not or will not be so described; (iv) there are no material outstanding loans or advances or material guarantees of indebtedness by the Company or any Subsidiary to or for the benefit of any of their respective officers or directors or any of the members of the families of any of them; (v) the Company has not offered, or caused any placement agent to offer, Common Shares to any person with the intent to influence unlawfully (A) a customer or supplier of the Company or any Subsidiary to alter the customer’s or supplier’s level or type of business with the Company or any Subsidiary or (B) a trade journalist or publication to write or publish favorable information about the Company or any Subsidiary or any of their respective products or services; and (vi) neither the Company nor any Subsidiary nor, to the Company’s knowledge, any director, officer, employee, agent, affiliate or other person acting on behalf of the Company or any Subsidiary has (A) violated or is in violation of any applicable provision of the U.S. Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada) or any other applicable anti-bribery or anti-corruption Law (collectively, “Anti-Corruption Laws”), (B) promised, offered, provided, attempted to provide or authorized the provision of anything of value, directly or indirectly, to any person for the purpose of obtaining or retaining business, influencing any act or decision of the recipient or securing any improper advantage, or (C) made any payment of funds of the Company or any Subsidiary or received or retained any funds in violation of any Anti-Corruption Laws.

(uu) No Conflicts. Neither the execution of this Agreement, nor the issuance, offering or sale of the Offered Shares, nor the consummation of any of the transactions contemplated herein, nor the compliance by the Company with the terms and provisions hereof will conflict with, or will result in a breach of, any of the terms and provisions of, or has constituted or will constitute a default under, or has resulted in or will result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to the terms of any contract or other agreement to which the Company may be bound or to which any of the property or assets of the Company is subject, except (i) such conflicts, breaches or defaults as may have been waived and (ii) such conflicts, breaches and defaults that would not have a Material Adverse Effect; nor will such action result (x) in any violation of the provisions of the organizational or governing documents of the Company, or (y) in any material violation of the provisions of any statute or any order, rule or regulation applicable to the Company or of any Governmental Authority having jurisdiction over the Company.

(vv) Sanctions.

(i) The Company represents that, neither the Company nor any of its Subsidiaries (collectively, the “Entity”) nor, to the Company’s knowledge, any director, officer, employee, agent, affiliate or representative of the Entity, is a government, individual, or entity (in this paragraph (vv), “Person”) that is, or is owned or controlled by a Person that is:

(A) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council, the European Union, His Majesty’s Treasury, the Office of the Superintendent of Financial Institutions (Canada), or pursuant to the Special Economic Measures Act (Canada), the Freezing Assets of Corrupt Foreign Officials Act (Canada), the United Nations Act (Canada), the Justice for Victims of Corrupt Foreign Officials Regulations (Sergei Magnitsky Law) (Canada) and the regulations, orders, rules and guidelines made pursuant to such statutes, or other relevant sanctions authorities, including designation on OFAC’s Specially Designated Nationals and Blocked Persons List or OFAC’s Foreign Sanctions Evaders List (as amended, collectively, “Sanctions”), nor

(B) located, organized or resident in a country or territory that is the subject of Sanctions that broadly prohibit dealings with that country or territory (including, without limitation, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, the non-government controlled areas of the Zaporizhzhia and Kherson Regions, Cuba, Iran, North Korea, Syria and the Crimea Region of the Ukraine) (the “Sanctioned Countries”).

(ii) The Entity represents and covenants that it will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:

(A) to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions or is a Sanctioned Country; or

(B) in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(iii) The Entity represents and covenants that, except as has been or will be detailed in the Registration Statement and the Prospectuses, for the past ten years, it has not engaged in, is not now engaging in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions or is or was a Sanctioned Country.

(ww) Compliance with Laws. Each of the Company and its Subsidiaries: (A) is and at all times has been in compliance with all applicable statutes, rules, or regulations applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any product manufactured or distributed by the Company or its Subsidiaries (“FDA Laws”), except as could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect; (B) has not received any FDA Form 483, notice of adverse finding, warning letter, untitled letter or other correspondence or notice from the FDA or any other Governmental Authority alleging or asserting noncompliance with any FDA Laws or any licenses, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such FDA Laws (“Authorizations”); (C) possesses all material Authorizations and such Authorizations are valid and in full force and effect and are not in material violation of any term of any such Authorizations; (D) has not received notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any Governmental Authority or third party alleging that any product operation or activity is in violation of any FDA Laws or Authorizations and has no knowledge that any such Governmental Authority or third party is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding; (E) has not received notice that any Governmental Authority has taken, is taking or intends to take action to limit, suspend, modify or revoke any Authorizations and has no knowledge that any such Governmental Authority is considering such action; (F) has filed, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any FDA Laws or Authorizations and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and correct, in all material respects, on the date filed (or were corrected or supplemented by a subsequent submission); and (G) has not, either voluntarily or involuntarily, initiated, conducted, or issued or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, post sale warning, “dear healthcare provider” letter, or other notice or action relating to the alleged lack of safety or efficacy of any product or any alleged product defect or violation and, to the Company’s knowledge, no third party has initiated, conducted or intends to initiate any such notice or action .

(xx) Statistical and Market-Related Data. All statistical, demographic and market-related data that is or will be included in the Prospectuses are based on or derived from sources that the Company believes to be reliable and accurate or represent the Company’s good faith estimates that are made on the basis of data derived from such sources.

(yy) Stock Exchange Listing. The Common Shares are registered pursuant to Section 12(b) or 12(g) of the Exchange Act and are listed on Nasdaq and the TSX, and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act or delisting the Common Shares from Nasdaq or the TSX, nor has the Company received any notification that the Commission, Nasdaq or the TSX is contemplating terminating such registration or listing. To the Company’s knowledge, it is in compliance with all applicable listing requirements of Nasdaq and the TSX.

(zz) Related-Party Transactions. There are no business relationships or related-party transactions involving the Company or any of its Subsidiaries or any other person required to be described in the Prospectuses that have not been or will not be described as required.

(aaa) FINRA Matters. All of the information provided to the Underwriters or to counsel for the Underwriters by the Company, its counsel, its officers and directors and, to the Company’s knowledge, the holders of any securities (debt or equity) or options to acquire any securities of the Company in connection with the offering of the Offered Shares is true, complete, correct and compliant with FINRA’s rules and any letters, filings or other supplemental information provided by the Company to FINRA pursuant to FINRA Rules is true, complete and correct.

(bbb) Parties to Lock-Up Agreements. The Company has furnished to the Underwriters a letter agreement in the form attached hereto as Exhibit A (the “Lock-up Agreement”) from each of the persons listed on Exhibit B. Such Exhibit B lists under an appropriate caption the directors and executive officers of the Company. If any additional persons shall become directors or executive officers of the Company prior to the end of the Lock-up Period (as defined below), the Company shall cause each such person, prior to or contemporaneously with their appointment or election as a director or executive officer of the Company, to execute and deliver to Cantor a Lock-up Agreement.

(ccc) Cybersecurity. The Company and its Subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company as currently conducted, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. The Company and its Subsidiaries have implemented and maintained commercially reasonable physical, technical and administrative controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data, including all applicable Personal Data (as defined below) and all sensitive, confidential or regulated data (“Confidential Data”) used in connection with their businesses. “Personal Data” means (i) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number; (ii) any information which would qualify as “personally identifying information” under the Federal Trade Commission Act, as amended; (iii) “personal data” as defined by GDPR (as defined below); (iv) any information which would qualify as “protected health information” under HIPAA; and (v) any other piece of information that allows the identification of such natural person, or his or her family, or permits the collection or analysis of any data related to an identified person’s health or sexual orientation. There have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same. The Company and its Subsidiaries are presently in material compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems, Confidential Data, and Personal Data and to the protection of such IT Systems, Confidential Data, and Personal Data from unauthorized use, access, misappropriation or modification.

(ddd) Compliance with Data Privacy Laws. The Company and its Subsidiaries are, and at all prior times were, in material compliance with all applicable state, provincial, territorial and federal data privacy and security laws and regulations, including without limitation HIPAA, the Personal Information Protection and Electronic Documents Act (Canada) and the European Union General Data Protection Regulation (“GDPR”) (EU 2016/679) (collectively, the “Privacy Laws”). To ensure compliance with the Privacy Laws, the Company has in place, complies with, and takes appropriate steps to ensure compliance in all material respects with their policies and procedures relating to data privacy and security and the collection, storage, use, processing, disclosure, handling, and analysis of Personal Data and Confidential Data (the “Policies”). The Company has at all times made all disclosures to users or customers required by applicable laws and regulatory rules or requirements, and none of such disclosures made or contained in any Policy have been inaccurate or in violation of any applicable laws and regulatory rules or requirements in any material respect. The Company further certifies that neither it nor any Subsidiary: (i) has received notice of any actual or potential liability under or relating to, or actual or potential violation of, any of the Privacy Laws, and has no knowledge of any event or condition that would reasonably be expected to result in any such notice; (ii) is currently conducting or paying for, in whole or in part, any investigation, remediation, or other corrective action pursuant to any Privacy Law; or (iii) is a party to any order, decree, or agreement that imposes any obligation or liability under any Privacy Law.

(eee) No Rights to Purchase Preferred Shares. The issuance and sale of the Offered Shares as contemplated hereby will not cause any holder of any share capital, securities convertible into or exchangeable or exercisable for share capital or options, warrants or other rights to purchase share capital or any other securities of the Company to have any right to acquire any preferred shares of the Company.

(fff) No Contract Terminations. Neither the Company nor any of its Subsidiaries has sent or received any communication regarding termination of, or intent not to renew, any of the material contracts or agreements that are or will be referred to or described in the Prospectuses, and no such termination or non-renewal has been threatened by the Company or any of its Subsidiaries or, to the Company’s knowledge, any other party to any such contract or agreement, which threat of termination or non-renewal has not been rescinded as of the date hereof.

(ggg) Dividend Restrictions. Except as set forth in the Prospectuses, no Subsidiary of the Company is prohibited or restricted, directly or indirectly, from paying dividends to the Company, or from making any other distribution with respect to such Subsidiary’s equity securities or from repaying to the Company or any other Subsidiary any amounts that may from time to time become due under any loans or advances to such Subsidiary from the Company or from transferring any property or assets to the Company or to any other Subsidiary.

(hhh) Corporate Governance. The Company is in compliance with (i) the rules and regulations of the TSX which apply to corporations whose securities are listed on the TSX (the “TSX Rules”), (ii) Canadian Securities Laws and (iii) the BCBCA, except where such lack of compliance would not reasonably be expected to result in a Material Adverse Effect. No securities commission or regulatory authority has issued any order preventing or suspending trading of any of the securities of the Company.

(iii) Compliance with Canadian Requirements. The Company is a reporting issuer and not in default under the Canadian Securities Laws in the Canadian Qualifying Jurisdictions. There are no reports or information required to be publicly disclosed pursuant to the requirements or regulations of the Canadian Securities Laws, the TSX Rules or the BCBCA that have not been made publicly available, including, without limitation, any reports or information with respect to any material change in the business, affairs, operations, assets, liabilities or capital of the Company. (i) None of the Company’s filings with the TSX or pursuant to the BCBCA or Canadian Securities Laws contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading, and (ii) the Company has made all material filings required under Canadian Securities Laws, the BCBCA and the TSX Rules. The Company and its directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s articles, the BCBCA or other applicable Canadian Laws that is or could reasonably be expected to become applicable to the Underwriters as a result of the Underwriters and the Company fulfilling their obligations or exercising their rights under this Agreement, including, without limitation, the Company’s issuance of the Offered Shares and the Underwriters’ ownership of the Offered Shares. To the knowledge of the Company, none of the Company, its officers or directors is aware of any circumstances presently existing under which liability is or could reasonably be expected to be incurred under Part 16.1 – Civil Liability for Secondary Market Disclosure of the Securities Act (British Columbia).

(jjj) Foreign Private Issuer. The Company is a “foreign private issuer” within the meaning of Rule 405 under the Exchange Act.

Any certificate signed by any officer of the Company or any of its Subsidiaries and delivered to any Underwriter or to counsel for the Underwriters in connection with the offering, or the purchase and sale, of the Offered Shares shall be deemed a representation and warranty by the Company to each Underwriter as to the matters covered thereby.

The Company has a reasonable basis for making each of the representations set forth in this Section 1. The Company acknowledges that the Underwriters and, for purposes of the opinions to be delivered pursuant to Section 6, counsel to the Company and counsel to the Underwriters, will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

2. Purchase, Sale and Delivery of the Offered Shares.

(a) The Firm Shares. Upon the terms herein set forth, the Company agrees to issue and sell to the several Underwriters an aggregate of 12,727,273 Firm Shares. On the basis of the representations, warranties and agreements herein contained, and upon the terms but subject to the conditions herein set forth, the Underwriters agree, severally and not jointly, to purchase from the Company the respective number of Firm Shares set forth opposite their names on Schedule A. The purchase price per Firm Share to be paid by the several Underwriters to the Company shall be $5.115 per share (the “Purchase Price”).

(b) The First Closing Date. Delivery of the Firm Shares to be purchased by the Underwriters and payment therefor shall be made at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, MA 02111 (or such other place as may be agreed to by the Company and the Representative) at 8:30 a.m. (New York City time), on September 24, 2025, or such other time and date not later than 1:00 p.m. (New York City time), on September 24, 2025 as the Representative shall designate by notice to the Company (the time and date of such closing are called the “First Closing Date”). The Company hereby acknowledges that circumstances under which the Representative may provide notice to postpone the First Closing Date as originally scheduled include, but are not limited to, any determination by the Company or the Representative to recirculate to the public copies of any amended or supplemented U.S. Final Prospectus and Canadian Final Prospectus or a delay as contemplated by the provisions of Section 11.

(c) The Option Shares; Option Closing Date. In addition, on the basis of the representations, warranties and agreements herein contained, and upon the terms but subject to the conditions herein set forth, the Company hereby grants the Option to the several Underwriters to purchase, severally and not jointly, up to an aggregate of 1,909,090 Option Shares from the Company at a price per Option Share equal to the Purchase Price. The Option may be exercised at any time and from time to time in whole or in part upon notice by the Representative to the Company, which notice may be given at any time within 30 days from the date of this Agreement. Such notice shall set forth (i) the aggregate number of Option Shares as to which the Underwriters are exercising the Option; and (ii) the time, date and place at which the Option Shares will be delivered (which time and date may be simultaneous with, but not earlier than, the First Closing Date; and in the event that such time and date are simultaneous with the First Closing Date, the term “First Closing Date” shall refer to the time and date of delivery of the Firm Shares and such Option Shares). Any such time and date of delivery, if subsequent to the First Closing Date, is called an “Option Closing Date,” shall be determined by the Representative and shall not be earlier than three or later than five full Business Days after delivery of such notice of exercise. If any Option Shares are to be purchased, (a) each Underwriter agrees, severally and not jointly, to purchase the number of Option Shares (subject to such adjustments to eliminate fractional shares as the Representative may determine) that bears the same proportion to the total number of Option Shares to be purchased as the number of Firm Shares set forth on Schedule A opposite the name of such Underwriter bears to the total number of Firm Shares and (b) the Company agrees to issue and sell the number of Option Shares set forth in the introductory paragraph of this Agreement (subject to such adjustments to eliminate fractional shares as the Representative may determine). The Representative may cancel the Option at any time prior to its expiration by giving written notice of such cancellation to the Company. The obligation of the Underwriters to complete the purchase of any Option Shares under this Agreement is subject to the receipt by the Underwriters of those documents contemplated, and the satisfaction of those conditions set forth, in this Agreement as the Underwriter may request. In the event that the Company shall subdivide, consolidate, reclassify or otherwise change its Common Shares during the period in which the Option is exercisable, appropriate adjustments will be made to the exercise price and to the number of Option Shares issuable on exercise thereof such that the Underwriters are entitled to arrange for the sale of the same number and type of securities that the Underwriters would have otherwise arranged for had they exercised the Option immediately prior to such subdivision, consolidation, reclassification or change.

(d) Public Offering of the Offered Shares. The Representative hereby advises and the Company understands that the Underwriters intend to offer for sale to the public, initially on the terms set forth in the Final Prospectuses, their respective portions of the Offered Shares as soon after this Agreement has been executed as the Representative, in its sole judgment, has determined is advisable and practicable.

(e) Payment for the Offered Shares. (i) Payment of the Purchase Price for the Offered Shares shall be made at the First Closing Date (and, if applicable, at each Option Closing Date) by wire transfer of immediately available funds to the order of the Company. (ii) It is understood that the Representative has been authorized, for its own account and the accounts of the several Underwriters, to accept delivery of, give receipt for, and make payment of the Purchase Price for, the Firm Shares and any Option Shares the Underwriters have agreed to purchase. Cantor, individually and not as the Representative of the Underwriters, may (but shall not be obligated to) make payment for any Offered Shares to be purchased by any Underwriter whose funds shall not have been received by the Representative by the First Closing Date or the applicable Option Closing Date, as the case may be, for the account of such Underwriter, but any such payment shall not relieve such Underwriter from any of its obligations under this Agreement.

(f) Delivery of the Offered Shares. The Company shall duly and validly deliver, or cause to be delivered to the Representative for the accounts of the several Underwriters one or more certificate(s) in definitive form (including such other form of evidence of ownership) or in the form of an electronic deposit pursuant to the non-certificated issue system maintained by CDS Clearing and Depository Services Inc. (“CDS”) and/or The Depository Trust Company (“DTC”) representing the Firm Shares registered in such name or names as the Representative may notify the Company in writing, at the First Closing Date, against the receipt of a wire transfer of immediately available funds for the amount of the Purchase Price therefor. The Company shall also duly and validly deliver, or cause to be delivered to the Representative for the accounts of the several Underwriters one or more certificate(s) in definitive form (including such other form of evidence of ownership) or in the form of an electronic deposit pursuant to the non-certificated issue system maintained by CDS or DTC representing the Option Shares the Underwriters have agreed to purchase at the First Closing Date or the applicable Option Closing Date, as the case may be, registered in such name or names as the Representative may notify the Company in writing, against the receipt of a wire transfer of immediately available funds for the amount of the Purchase Price therefor. If the Representative so elects, delivery of the Offered Shares may be made by credit to the accounts designated by the Representative through DTC’s full fast transfer or DWAC programs or in the form of an electronic deposit pursuant to the non-certificated issue system maintained by CDS, as applicable. The Offered Shares shall be registered in such names and denominations as the Representative shall have requested at least one full Business Day prior to the First Closing Date (or the applicable Option Closing Date, as the case may be) and any certificate(s) therefor shall be made available for inspection on the Business Day preceding the First Closing Date (or the applicable Option Closing Date, as the case may be) at a location in New York City as the Representative may designate. Time shall be of the essence, and delivery at the time and place specified in this Agreement is a further condition to the obligations of the Underwriters.

(g) Selling Firms. The Company agrees that the Representative shall have the right to invite one or more duly registered investment dealers (each, a “Selling Firm”) to form a selling group to participate in the soliciting of offers to purchase the Offered Shares. The Representative has the exclusive right to control all compensation arrangements between the members of the selling group. The Company grants all of the rights and benefits of this Agreement to any Selling Firm so appointed by the Representative and appoints the Representative as trustee of such rights and benefits for such Selling Firms, and the Representative hereby accepts such trust and agrees to hold such rights and benefits for and on behalf of such Selling Firms. The Representative shall ensure that any Selling Firm appointed pursuant to the provisions of this Section 2(g), if any, shall: (i) be compensated by the Underwriters from their compensation hereunder; and (ii) agree to comply with the covenants and obligations given by the Underwriters herein.

3. Additional Covenants of the Company.

The Company further covenants and agrees with each Underwriter as follows:

(a) Canadian Final Prospectus Supplement. The Company will comply with the requirements of the Shelf Procedures and file the Canadian Final Prospectus Supplement with the Canadian Securities Regulators in the Canadian Qualifying Jurisdictions on the earlier of the first date the Canadian Final Prospectus is delivered to the Underwriters and the day which is two (2) business days following the date of this Agreement, and to comply with General Instruction II.L of Form F-10 and file the U.S. Final Prospectus with the Commission one (1) business day following the filing of the Canadian Final Prospectus with the Canadian Securities Regulators in the Canadian Qualifying Jurisdictions. The Company shall permit the Underwriters to review the Final Prospectuses and to conduct such due diligence investigations necessary to fulfil their obligations as underwriters under the Canadian Securities Laws and in order to enable the Underwriters to responsibly execute the certificates in the Canadian Final Prospectus Supplement required to be executed by them.

(b) Delivery of Registration Statement, Time of Sale Prospectus and Prospectus. The Company shall furnish to the Representative in New York City, without charge, prior to 10:00 a.m. New York City time on the Business Day next succeeding the date of this Agreement and during the period when a prospectus relating to the Offered Shares is required by the Securities Act or the Canadian Securities Laws to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule) in connection with sales of the Offered Shares, as many commercial copies of the Time of Sale Prospectus, U.S. Final Prospectus, Canadian Final Prospectus and any supplements and amendments thereto as the Representative may reasonably request.

(c) Representative’s Review of Proposed Amendments and Supplements. During the period when a prospectus relating to the Offered Shares is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule) or the Canadian Securities Laws, the Company (i) will furnish to the Representative for review, a reasonable period of time prior to the proposed time of filing of any proposed amendment or supplement to the Registration Statement and the Final Prospectuses, a copy of each such amendment or supplement and (ii) will not amend or supplement the Final Prospectuses without the Representative’s prior written consent. Prior to amending or supplementing the Preliminary Prospectuses, the Time of Sale Prospectus, or the Final Prospectuses, the Company shall furnish to the Representative for review, a reasonable amount of time prior to the time of filing or use of the proposed amendment or supplement, a copy of each such proposed amendment or supplement. The Company shall not file or use any such proposed amendment or supplement without the Representative’s prior written consent.

(d) Free Writing Prospectuses. The Company shall furnish to the Representative for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each proposed free writing prospectus or any amendment or supplement thereto prepared by or on behalf of, used by, or referred to by the Company, and the Company shall not file, use or refer to any proposed free writing prospectus or any amendment or supplement thereto without the Representative’s prior written consent. The Company shall furnish to each Underwriter, without charge, as many copies of any free writing prospectus prepared by or on behalf of, used by or referred to by the Company as such Underwriter may reasonably request. If at any time when a prospectus is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule) in connection with sales of the Offered Shares (but in any event if at any time through and including the First Closing Date) there occurred or occurs an event or development as a result of which any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company conflicted or would conflict with the information contained in the Registration Statement or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at such time, not misleading, the Company shall promptly amend or supplement such free writing prospectus to eliminate or correct such conflict so that the statements in such free writing prospectus as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at such time, not misleading, as the case may be; provided, however, that prior to amending or supplementing any such free writing prospectus, the Company shall furnish to the Representative for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of such proposed amended or supplemented free writing prospectus, and the Company shall not file, use or refer to any such amended or supplemented free writing prospectus without the Representative’s prior written consent.

(e) Filing of Underwriter Free Writing Prospectuses. The Company shall not take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of such Underwriter that such Underwriter otherwise would not have been required to file thereunder.

(f) Amendments and Supplements to Time of Sale Prospectus. If the Time of Sale Prospectus is being used to solicit offers to buy the Offered Shares at a time when the U.S. Final Prospectus is not yet available to prospective purchasers, and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus so that the Time of Sale Prospectus does not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when delivered to a prospective purchaser, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable Law, the Company shall (subject to Section 3(c) and Section 3(d)) promptly prepare, file with the Commission and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when delivered to a prospective purchaser, not misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the information contained in the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable Law.

(g) Certain Notifications and Required Actions. After the date of this Agreement and prior to completion of the distribution of the Offered Shares, the Company shall promptly advise the Representative in writing, promptly after receiving notice or obtaining knowledge thereof, of: (i) the receipt of any comments of, or requests for additional or supplemental information from, the Commission, the Canadian Securities Regulators, Nasdaq or the TSX; (ii) the time and date of any filing of any post-effective amendment to the Registration Statement and Canadian Final Base Prospectus or any amendment or supplement to the Preliminary Prospectuses, the Time of Sale Prospectus, any free writing prospectuses, or the Final Prospectuses; (iii) the time and date that any post-effective amendment to the Registration Statement and Canadian Final Base Prospectus becomes effective; (iv) the issuance by the Commission or any of the Canadian Securities Regulators of any stop order suspending the effectiveness of the Registration Statement and Canadian Final Base Prospectus or any post-effective amendment thereto or any amendment or supplement to the Preliminary Prospectuses, the Time of Sale Prospectus, any free writing prospectuses, or the Final Prospectuses or of any order preventing or suspending the use of the Final Prospectuses or Preliminary Prospectuses, or of any proceedings to remove, suspend or terminate from listing or quotation the Common Shares from Nasdaq, the TSX or any other securities exchange upon which they are listed for trading or included or designated for quotation, or of the threatening or initiation of any proceedings for any of such purposes; and (v) any notice by any Governmental Authority, Nasdaq or the TSX requesting any information, meeting or hearing relating to the Company or the transactions contemplated hereby or any other event or state of affairs that may be material to the Company. If the Commission or any of the Canadian Securities Regulators shall enter any order, ruling, or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company (including the Offered Shares) at any time, the Company will use its reasonable best efforts to obtain the lifting of such order as soon as practicable.

(h) Amendments and Supplements to the Prospectuses and Other Securities Act Matters. If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the U.S. Final Prospectus and Canadian Final Prospectus so that they do not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances when the applicable document is delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule) to a purchaser, not misleading, or if in the opinion of the Representative or counsel for the Underwriters it is otherwise necessary to amend or supplement the U.S. Final Prospectus and Canadian Final Prospectus to comply with applicable Law, the Company agrees (subject to Section 3(c) and Section 3(d)) to promptly prepare, file with the Commission and furnish, at its own expense, to the Underwriters and to any dealer upon request, amendments or supplements to the U.S. Final Prospectus and Canadian Final Prospectus so that the statements therein as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the U.S. Final Prospectus and Canadian Final Prospectus are delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule) to a purchaser, not misleading or so that the U.S. Final Prospectus and Canadian Final Prospectus, as amended or supplemented, will comply with applicable Law. Neither the Representative’s consent to, nor delivery of, any such amendment or supplement shall constitute a waiver of any of the Company’s obligations under Section 3(c) or Section 3(d).

(i) Blue Sky Compliance. The Company shall cooperate with the Representative and counsel for the Underwriters to qualify or register the Offered Shares for sale under (or obtain exemptions from the application of) the state securities or blue sky Laws or Canadian Securities Laws (or other foreign Laws) of those jurisdictions designated by the Representative, shall comply with such Laws and shall continue such qualifications, registrations and exemptions in effect so long as required for the distribution of the Offered Shares. The Company shall not be required to qualify as a foreign corporation or to take any action that would subject it to general service of process in any such jurisdiction where it is not presently qualified or where it would be subject to taxation as a foreign corporation (except service of process with respect to the offering and sale of the Offered Shares). The Company will advise the Representative promptly of the suspension of the qualification or registration of (or any such exemption relating to) the Offered Shares for offering, sale or trading in any jurisdiction or any initiation or threat of any proceeding for any such purpose, and in the event of the issuance of any order suspending such qualification, registration or exemption, the Company shall use its reasonable best efforts to obtain the withdrawal thereof as soon as practicable.

(j) Use of Proceeds. The Company shall apply the net proceeds from the sale of the Offered Shares sold by it in the manner described under the caption “Use of Proceeds” in the Final Prospectuses.

(k) Transfer Agent. The Company shall maintain, at its expense, the engagement of TSX Trust Company as the duly appointed registrar and transfer agent of the Company with respect to the Common Shares.

(l) Earnings Statement. The Company will make generally available to its security holders and to the Representative as soon as practicable an earnings statement (which need not be audited) covering a period of at least twelve months beginning with the first fiscal quarter of the Company commencing after the date of this Agreement that will satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

(m) Continued Compliance with Securities Laws. The Company will comply with the applicable requirements of the Securities Act, the Exchange Act and Canadian Securities Laws so as to permit the completion of the distribution of the Offered Shares as contemplated by this Agreement and the Final Prospectuses, including by filing within the periods stipulated under Canadian Securities Laws and at the Company’s expense, all forms required to be filed by the Company in connection with the distribution of the Offered Shares and paying all filing fees required to be paid by the Company in connection therewith. Without limiting the generality of the foregoing, the Company will, during the period when a prospectus relating to the Offered Shares is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule), file on a timely basis with the Commission and Nasdaq all reports and documents required to be filed under the Exchange Act.

(n) Reporting Issuer Status. The Company will use commercially reasonable efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Canadian Securities Laws in the Canadian Qualifying Jurisdictions for a period of at least 24 months following the First Closing Date.

(o) Listing. The Company will use its best efforts to ensure that the Offered Shares are conditionally approved for listing on the TSX subject only to satisfaction by the Company of customary post-closing conditions imposed by the TSX (the “Standard Listing Conditions”) and that notification of the distribution of the Offered Shares has been provided to

Nasdaq. Prior to filing of the Canadian Final Prospectus Supplement with Canadian Securities Regulators, the Company shall have delivered to the Representative copies of all correspondence indicating that the application for the listing and posting for trading on the TSX of the Offered Shares has been submitted to the TSX. The Company will use its commercially reasonable efforts to maintain listing of the Offered Shares on Nasdaq and the TSX or another recognized stock exchange or quotation system for a period of at least 24 months following the First Closing Date.

(p) Company to Provide Copy of the Prospectus in Form That May be Downloaded from the Internet. If requested by the Representative, the Company shall cause to be prepared and delivered, at its expense, within one Business Day from the effective date of this Agreement, to Cantor, an “electronic Prospectus” to be used by the Underwriters in connection with the offering and sale of the Offered Shares. As used herein, the term “electronic Prospectus” means a form of Time of Sale Prospectus, and any amendment or supplement thereto, that meets each of the following conditions: (i) it shall be encoded in an electronic format, satisfactory to Cantor, that may be transmitted electronically by Cantor and the other Underwriters to offerees and purchasers of the Offered Shares; (ii) it shall disclose the same information as the paper Time of Sale Prospectus, except to the extent that graphic and image material cannot be disseminated electronically, in which case such graphic and image material shall be replaced in the electronic U.S. Final Prospectus with a fair and accurate narrative description or tabular representation of such material, as appropriate; and (iii) it shall be in or convertible into a paper format or an electronic format, satisfactory to Cantor, that will allow investors to store and have continuously ready access to the Time of Sale Prospectus at any future time, without charge to investors (other than any fee charged for subscription to the Internet as a whole and for on-line time).

(q) Agreement Not to Offer or Sell Additional Shares. During the period commencing on and including the date hereof and continuing through and including the 90th day following the date of the U.S. Final Prospectus (such period, as extended as described below, being referred to herein as the “Lock-up Period”), the Company will not, without the prior written consent of Cantor (which consent may be withheld in its sole discretion), directly or indirectly: (i) issue, sell, offer to sell, contract or agree to sell grant any option to purchase or lend any Common Shares or Related Securities (as defined below); (ii) effect any short sale, or establish or increase any “put equivalent position” (as defined in Rule 16a-1(h) under the Exchange Act) or liquidate or decrease any “call equivalent position” (as defined in Rule 16a-1(b) under the Exchange Act) of any Common Shares or Related Securities; (iii) pledge, hypothecate or grant any security interest in any Common Shares or Related Securities; (iv) in any other way transfer or dispose of any Common Shares or Related Securities; (v) enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of any Common Shares or Related Securities, regardless of whether any such transaction is to be settled in securities, in cash or otherwise; (vi) announce the offering of any Common Shares or Related Securities; (vii) file any registration statement under the Securities Act or any prospectus under Canadian Securities Laws in respect of any Common Shares or Related Securities (other than as contemplated by this Agreement with respect to the Offered Shares); or (viii) publicly announce the intention to do any of the foregoing; provided, however, that the Company may (A) effect the transactions contemplated by this Agreement and (B) issue Common Shares or options to purchase Common Shares, or issue Common Shares upon exercise of Related Securities, pursuant to existing obligations described in the Final Prospectuses. For purposes of the foregoing, “Related Securities” shall mean any options or warrants or other rights to acquire Common Shares or any securities exchangeable or exercisable for or convertible into Common Shares, or to acquire other securities or rights ultimately exchangeable or exercisable for, or convertible into, Common Shares.

(r) Future Reports to the Representative. During the period of two years hereafter, the Company will furnish to the Representative, c/o Cantor Fitzgerald & Co., at 110 East 59th Street, 6th Floor, New York, New York 10022, Attention: Equity Capital Markets, with copies to Cantor Fitzgerald & Co., 110 East 59th Street, 6th Floor, New York, New York 10022, Attention: General Counsel: (i) as soon as practicable after the end of each fiscal year, copies of the Annual Report of the Company containing the balance sheet of the Company as of the close of such fiscal year and statements of income, shareholders’ equity and cash flows for the year then ended and the opinion thereon of the Company’s independent public or certified public accountants; (ii) as soon as practicable after the filing thereof, copies of each Annual Report on Form 40-F and Form 6-K or other report filed by the Company with the Commission, Canadian Securities Regulators, FINRA or any securities exchange; and (iii) as soon as available, copies of any report or communication of the Company furnished or made available generally to holders of its share capital; provided, however, that the requirements of this Section 3(r) shall be satisfied to the extent that such reports, statement, communications, financial statements or other documents are available on EDGAR or SEDAR+.

(s) Investment Limitation. The Company shall not invest or otherwise use the proceeds received by the Company from its sale of the Offered Shares in such a manner as would require the Company or any of its Subsidiaries to register as an “investment company” under the Investment Company Act.

(t) No Stabilization or Manipulation; Compliance with Regulation M. The Company will not take, and will ensure that no officer or director of the Company will take, directly or indirectly, without giving effect to activities by the Underwriters, any action designed to or that might cause or result in stabilization or manipulation of the price of the Common Shares or any reference security with respect to the Common Shares, whether to facilitate the sale or resale of the Offered Shares or otherwise, and the Company will, and shall cause each of its directors and officers to, comply with all applicable provisions of Regulation M.

(u) Enforce Lock-Up Agreements. The Company shall use its commercially reasonable efforts to cause each of the Company’s directors and senior officers and each of the other persons listed on Exhibit “B” to execute and deliver to the Representative a lock-up agreement in the form of Exhibit “A” hereto on or before the First Closing Date. During the Lock-up Period, the Company will enforce any agreements between the Company and any of its security holders that restrict or prohibit, expressly or in operation, the offer, sale or transfer of Common

Shares or Related Securities or any of the other actions restricted or prohibited under the terms of the form of Lock-up Agreement.

(v) Amendments and Supplements to Permitted Section 5(d) Communications. If at any time following the distribution of any Permitted Section 5(d) Communication, there occurred or occurs an event or development as a result of which such Permitted Section 5(d) Communication included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at that subsequent time, not misleading, the Company will promptly notify the Representative and will promptly amend or supplement, at its own expense, such Permitted Section 5(d) Communication to eliminate or correct such untrue statement or omission.

(w) Press Releases and Announcements. During the period commencing on the date hereof and until completion of the distribution of the Offered Shares, the Company will promptly provide to the Representative drafts of any press releases of the Company for review by the Representative. During such period, the Company shall not, without the Representative’s prior written consent, issue any press releases or other communications directly or indirectly and shall not hold any press conferences with respect to the Company or any of its Subsidiaries, the financial condition, results of operations, business, properties, assets, or liabilities of the Company or any of its Subsidiaries, or with respect to the offering of the Offered Shares. Notwithstanding the foregoing, nothing contained in this subsection shall prevent the Company from issuing a press release forthwith in the event that the Company’s counsel advises that it is necessary in order to comply with applicable Law or the rules or requirements of Nasdaq or the TSX, or from issuing a press release or holding an analyst call in the normal course in connection with the release of financial results.

The Representative, on behalf of the several Underwriters, may, in its sole discretion, waive in writing the performance by the Company of any one or more of the foregoing covenants or extend the time for their performance.

4. Payment of Expenses. Whether or not the purchase and sale of any or all of the Offered Shares pursuant to this Agreement is completed, the Company agrees to pay all reasonable costs, fees and expenses incurred in connection with the performance of its obligations hereunder and in connection with the transactions contemplated hereby, including (i) all expenses incident to the issuance and delivery of the Offered Shares (including all printing and engraving costs), (ii) all fees and expenses of the registrar and transfer agent of the Common Shares, (iii) all necessary issue, transfer and other stamp taxes in connection with the issuance and sale of the Offered Shares to the Underwriters, (iv) all fees and expenses of the Company’s counsel, independent public or certified public accountants and other advisors, (v) all costs and expenses incurred in connection with the preparation, printing, filing, shipping and distribution of the Final Prospectuses (including financial statements, exhibits, schedules, consents and certificates of experts, as applicable), each free writing prospectus prepared by or on behalf of, used by, or referred to by the Company, and each Preliminary Prospectus, each Permitted Section 5(d) Communication, and all amendments and supplements thereto, and this Agreement, (vi) all filing fees, attorneys’ fees and expenses incurred by the Company or the Underwriters in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Offered Shares for offer and sale under the state securities or blue sky Laws or the Canadian Securities Laws, and, if requested by the Representative, preparing and printing a “Blue Sky Survey” or memorandum, and any supplements thereto, advising the Underwriters of such qualifications, registrations and exemptions, in an amount not to exceed $7,500, (vii) the reasonable and documents fees and expenses of the Underwriters including the fees and expenses of the counsel to the Underwriters, payable upon the execution of this Agreement, in an amount not to exceed $200,000, (viii) the costs and expenses of the Company relating to investor presentations on any “road show”, any Permitted Section 5(d) Communication or any Section 5(d) Oral Communication undertaken in connection with the offering of the Offered Shares, including expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Company, reasonable travel and lodging expenses of the Representative, employees and officers of the Company and any such consultants, (ix) the fees and expenses associated with listing the Offered Shares on Nasdaq and the TSX, and (x) the costs and expenses of qualifying the Offered Shares for inclusion in the book-entry settlement systems of DTC and CDS, (xi) all other fees, costs and expenses of the nature referred to in Item 13 of Part II of the Registration Statement, and (xii) the performance of the Company’s other obligations hereunder, including Canadian federal goods and services tax and provincial sales tax eligible in respect of any of the foregoing. Any such amount payable to the Underwriters may be deducted from the purchase price for the Offered Shares. Except as provided in this Section 4 or in Section 7, Section 9 or Section 10, the Underwriters shall pay their own expenses, including the fees and disbursements of their counsel.

5. Covenants of the Underwriters. Each Underwriter severally and not jointly covenants with the Company that such Underwriter will not to take any action that would result in the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of such Underwriter that otherwise would not, but for such actions, be required to be filed by the Company under Rule 433(d).

6. Conditions of the Obligations of the Underwriters. The respective obligations of the several Underwriters hereunder to purchase and pay for the Offered Shares as provided herein on the First Closing Date and, with respect to the Option Shares, each Option Closing Date, shall be subject to the accuracy of the representations and warranties on the part of the Company set forth in Section 1 as of the date hereof and as of the First Closing Date as though then made and, with respect to the Option Shares, as of each Option Closing Date as though then made, to the timely performance by the Company of its covenants and other obligations hereunder, and to each of the following additional conditions:

(a) Comfort Letter. On the date hereof, the Representative shall have received from the Accountant, independent registered public accountants for the Company, a “long-form” comfort letter dated the date hereof addressed to the Underwriters, in form and substance satisfactory to the Representative, containing statements and information of the type ordinarily included in accountant’s “comfort letters” to underwriters, delivered according to Statement of Auditing Standards No. 72 (or any successor bulletin), with respect to the audited and unaudited financial statements and certain financial information contained in the Preliminary Prospectuses and each free writing prospectus, if any, which letter shall be based on a review by the Accountant within a cut-off date of not more than two Business Days prior to the date of the letter and which letter shall be in addition to the Accountant’s consent letter and any comfort letter addressed to the Canadian Securities Regulators.

(b) Compliance with Registration Requirements; No Stop Order; No Objection from FINRA. For a period from and after the date of this Agreement and through and including the First Closing Date and, with respect to any Option Shares purchased after the First Closing Date, each Option Closing Date:

(i) The Company shall have filed the U.S. Final Prospectus with the Commission in the manner and within the time period required by General Instruction II.L of Form F-10;

(ii) the Canadian Final Prospectus shall have been filed with the Canadian Securities Regulators in each of the Canadian Qualifying Jurisdictions in accordance with the Canadian Securities Laws, and receipts shall have been obtained therefor;

(iii) No stop order suspending the effectiveness of the Registration Statement or any post-effective amendment to the Registration Statement shall be in effect, and no proceedings for such purpose shall have been instituted or threatened by the Commission;

(iv) no order preventing or suspending the use of the Canadian Final Prospectus shall have been issued and no proceeding for that purpose shall have been initiated or threatened by any Canadian Securities Regulator or other securities regulatory authority in Canada;

(v) no order, ruling, determination having the effect of suspending the issuance, sale, exercise or conversion or ceasing the trading of the Common Shares or Related Securities, or any other securities of the Company shall have been issued by any Governmental Authority in Canada or the United States and no proceedings for that purpose shall have been instituted or shall be pending or, to the knowledge of the Company, shall be contemplated or threatened by any such court, securities regulatory authority or stock exchange;

(vi) FINRA shall have raised no objection to the fairness and reasonableness of the underwriting terms and arrangements; and

(vii) all requests for additional information on the part of the Commission and each Canadian Securities Regulator shall have been complied with by the Company.

(c) No Material Adverse Effect or Ratings Agency Change. For the period from and after the date of this Agreement and through and including the First Closing Date and, with respect to any Option Shares purchased after the First Closing Date, each Option Closing Date, in the judgment of the Representative there shall not have occurred any material adverse change in the authorized share capital of the Company or any Material Adverse Effect or any development that would cause a Material Adverse Effect, or a downgrading in or withdrawal of the rating assigned to any of the Company’s securities (other than asset backed securities) by any rating organization or a public announcement by any rating organization that it has under surveillance or review its rating of any of the Company’s securities (other than asset backed securities), the effect of which, in the case of any such action by a rating organization described above, would cause a Material Adverse Effect.

(d) Opinions and Negative Assurance Letter of Counsels for the Company. On each of the First Closing Date and each Option Closing Date the Representative shall have received (i) the opinion and negative assurance letter of Troutman Pepper Locke LLP, U.S. counsel for the Company, (ii) the opinion of Blake, Cassels & Graydon LLP, Canadian counsel for the Company and (iii) the opinion of Austin Legal Group Pty Ltd,, Australian counsel for the Company, each dated as of such date and each in form and substance satisfactory to the Representative. In connection with such opinions, counsel to the Company may rely on the opinions of local counsel in the Canadian Qualifying Jurisdictions acceptable to counsel to the Representative, acting reasonably, as to qualification for distribution of the Offered Shares or opinions may be given directly by local counsel of the Company with respect to those items and as to other matters governed by the Laws of jurisdictions other than the province in which they are qualified to practice and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Company and others.

(e) Opinion of Intellectual Property Counsel. On each of the First Closing Date and each Option Closing Date, the Representative shall have received the opinion of Seed Intellectual Property Law Group LLP, counsel for the Company with respect to intellectual property matters, dated as of such date, in form and substance satisfactory to the Representative.

(f) Negative Assurance Letter of Counsel for the Underwriters. On each of the First Closing Date and each Option Closing Date the Representative shall have received the negative assurance letter of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., U.S. counsel for the Underwriters in connection with the offer and sale of the Offered Shares, in form and substance satisfactory to the Representative, dated as of such date.

(g) Officers’ Certificate. On each of the First Closing Date and each Option Closing Date, the Representative shall have received a certificate addressed to the Underwriters and executed by the Chief Executive Officer and the Chief Financial Officer of the Company, dated as of such date, to the effect set forth in Section 6(b)(iii)—(vii) and further to the effect that:

(i) for the period from and including the date of this Agreement through and including such date, there has not occurred any Material Adverse Effect, and no material change relating to the Company and the Subsidiaries, taken as a whole, has occurred since the date hereof with respect to which a material change report would be required to be filed under Canadian Securities Laws and no such disclosure has been made on a confidential basis that remains confidential;

(ii) the representations, warranties and covenants of the Company set forth in Section 1 are true and correct with the same force and effect as though expressly made on and as of such date; and

(iii) the Company has complied with all the covenants and agreements hereunder and satisfied all the terms and conditions on its part to be performed or satisfied hereunder by it at or prior to such date.

(h) Chief Financial Officer’s Certificate. On each of the First Closing Date and each Option Closing Date, the Representative shall have received a certificate addressed to the Underwriters and executed by the Chief Financial Officer of the Company, dated as of such date, certifying as to the accuracy of certain financial information included in the Final Prospectuses and each free writing prospectus, if any, in the form and substance satisfactory to the Representative, dated as of such date.

(i) Secretary’s Certificate. The Representative shall have received a certificate, addressed to the Underwriters and dated as of the First Closing Date or Option Closing Date, as applicable, signed by the Secretary of the Company, or such other officer(s) of the Company as the Representative may agree, certifying for and on behalf of the Company with respect to: (i) the constating documents of the Company; (ii) the resolutions of the Company’s board of directors relevant to the distribution of the Offered Shares and the authorization of the other agreements and transactions contemplated herein; and (iii) the incumbency and signatures of signing officers of the Company.

(j) Bring-down Comfort Letter. On each of the First Closing Date and each Option Closing Date the Representative shall have received from the Accountant, a comfort letter dated such date, in form and substance satisfactory to the Representative, which letter shall: (i) reaffirm the statements made in the long-form comfort letter furnished by them pursuant to Section 6(b), except that the specified date referred to therein for the carrying out of procedures shall be no more than two Business Days prior to the First Closing Date or the applicable Option Closing Date, as the case may be; and (ii) cover certain financial information contained in the U.S. Final Prospectus and Canadian Final Prospectus.

(k) Lock-Up Agreements. On or prior to the date hereof, the Company shall have furnished to the Representative an agreement in the form of Exhibit A hereto from the directors and officers listed on Exhibit B hereto, and each such agreement shall be in full force and effect on each of the First Closing Date and each Option Closing Date.

(l) Nasdaq and the TSX. The Company shall have submitted a listing of additional shares notification form to Nasdaq with respect to the Offered Shares and shall have received no objection thereto from Nasdaq. The Company shall have filed with the TSX an application for approval for the Offered Shares to be conditionally listed on the TSX, subject only to the Standard Listing Conditions, and the Representative will have received copies of correspondence indicating that the Company has obtained all necessary approvals for the Offered Shares to be conditionally listed on the TSX, subject only to the Standard Listing Conditions.

(m) Consents and Approvals. All consents, approvals, permits, authorizations or filings as may be required to be made or obtained by the Company under Canadian Securities Laws in the Canadian Qualifying Jurisdictions necessary for the offer and sale of the Offered Shares, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, will have been made or obtained, as applicable (other than, in respect of the distribution of the Offered Shares, the filing of reports required under Canadian Securities Laws in the Canadian Qualifying Jurisdictions within the prescribed time periods and the filing of standard documents with the TSX, which documents will be filed as soon as practicable after the First Closing Date or Option Closing Date, as applicable, and, in any event, within such deadline as may be imposed by Canadian Securities Laws or the TSX).

(n) Transfer Agent Letter. The Representative shall have received a certificate from TSX Trust Company as to the number of Common Shares issued and outstanding as at the date immediately prior to the First Closing Date and each Option Closing Date, as applicable.

(o) Certificates of Status. The Representative shall have received a certificate of status (or the equivalent) in respect of the Company and each of its Subsidiaries issued by the appropriate regulatory authority in each jurisdiction in which the Company and each of its Subsidiaries are incorporated, amalgamated or continued, as the case may be, which certificate shall be dated no more than two Business Days prior to the First Closing Date or Option Closing Date, as applicable.

(p) Additional Documents. On or before each of the First Closing Date and each Option Closing Date, the Representative and counsel for the Underwriters shall have received such information, documents and opinions as they may reasonably request for the purposes of enabling them to pass upon the issuance and sale of the Offered Shares as contemplated herein, or in order to evidence the accuracy of any of the representations and warranties, or the satisfaction of any of the conditions or agreements, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Offered Shares as contemplated herein and in connection with the other transactions contemplated by this Agreement shall be satisfactory in form and substance to the Representative and counsel for the Underwriters.

If any condition specified in this Section 6 is not satisfied when and as required to be satisfied, this Agreement may be terminated by the Representative by notice from the Representative to the Company at any time on or prior to the First Closing Date and, with respect to the Option Shares, at any time on or prior to the applicable Option Closing Date, which termination shall be without liability on the part of any party to any other party, except that Section 4, Section 7, Section 9 and Section 10 shall at all times be effective and shall survive such termination.

7. Reimbursement of Underwriters’ Expenses. If this Agreement is terminated by the Representative pursuant to Section 6, Section 12 or Section 13, or if the sale to the Underwriters of the Offered Shares on the First Closing Date is not consummated because of any refusal, inability or failure on the part of the Company to perform any agreement herein or to comply with any provision hereof, the Company agrees to reimburse the Representative and the other Underwriters (or such Underwriters as have terminated this Agreement with respect to themselves), severally, upon demand for all out-of-pocket expenses that shall have been reasonably incurred by the Representative and the Underwriters in connection with the proposed purchase and the offering and sale of the Offered Shares, including fees and disbursements of counsel, printing expenses, travel expenses, postage, facsimile and telephone charges. Where taxes are applicable and payable by the Underwriters in accordance with this Agreement, an additional amount will be charged to and shall be payable by the Company to the Underwriters to reimburse the Underwriter for such taxes.

8. Effectiveness of this Agreement. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

9. Indemnification.

(a) Indemnification of the Underwriters. The Company agrees to indemnify and hold harmless each Underwriter, its affiliates and their respective partners, members, directors, officers, employees, advisors, shareholders and agents, the successors and assigns of any of the foregoing and each person, if any, who controls each Underwriter or any affiliate within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively, the “Indemnitees”) as follows:

(i) against any and all loss, liability, suit, action, proceeding, claim, damage and expense whatsoever, as incurred, joint or several, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or Canadian Final Base Prospectus (or any amendment thereto), or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or arising out of any untrue statement or alleged untrue statement of a material fact included in the U.S. Preliminary Prospectus, the Time of Sale Prospectus, any free writing prospectus, any Marketing Material, any Section 5(d) Written Communication, the U.S. Final Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus (or any amendment or supplement to the foregoing), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii) against any and all loss, liability, suit, action, proceeding, claim, damage and expense whatsoever, as incurred, joint or several, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any Governmental Authority, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 9(d)) any such settlement is effected with the written consent of the Company, which consent shall not unreasonably be delayed, conditioned or withheld;

(iii) against any and all expense whatsoever, as incurred (including the reasonable and documented fees and disbursements of counsel), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any Governmental Authority, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission (whether or not a party), to the extent that any such expense is not paid under (i) or (ii) above; and

(iv) against any and all loss, liability, suit, action, proceeding, claim, damage and expense whatsoever, (including the reasonable and documented fees and expenses of its counsel that may be incurred in advising with respect to and/or defending any claim, including, without limitation, securityholder or derivative actions, arbitration proceedings or otherwise), that may be made or threatened against the Underwriters and/or the Indemnitees by any third parties other than the Company, to which the Underwriters and/or the Indemnitees may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Company by the Underwriters and/or the Indemnitees hereunder, whether performed before or after the Company’s execution of this Agreement, together with any expenses, losses, claims, damages or liabilities that are incurred in enforcing this indemnity, provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made solely in reliance upon and in conformity with the Underwriter Information.

(b) Indemnification of the Company, its Directors and Officers. Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, and its directors, each officer of the Company who signed the Registration Statement and Canadian Final Base Prospectus and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 9(a), as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement, any Preliminary Prospectus, any Final Prospectus, the Time of Sale Prospectus, any free writing prospectus, any Marketing Material, or any Section 5(d) Written Communication (or any amendment or supplement to the foregoing), in reliance upon and in conformity with information relating to such Underwriter and furnished to the Company in writing by such Underwriter or Underwriters expressly for use therein. The Company hereby acknowledges that the only information that any Underwriter has furnished to the Company expressly for use in the Registration Statement, any Preliminary Prospectus, any Final Prospectus, the Time of Sale Prospectus, any free writing prospectus, any Marketing Material, or any Section 5(d) Written Communication (or any amendment or supplement to the foregoing) are the statements set forth in the first sentence of the sixth paragraph and the first sentence of the fifteenth paragraph under the caption “Underwriting” in the Preliminary Prospectuses, Time of Sale Prospectus and Final Prospectuses (the “Underwriter Information”).

(c) Notifications and Other Indemnification Procedures. Any party that proposes to assert the right to be indemnified under this Section 9 will, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 9, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party will not relieve the indemnifying party from (i) any liability that it might have to any indemnified party otherwise than under this Section 9 and (ii) any liability that it may have to any indemnified party under the foregoing provision of this Section 9 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel reasonably satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any other legal expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (A) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (B) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (C) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or (D) the indemnifying party has not in fact employed counsel to assume the defense of such action or counsel reasonably satisfactory to the indemnified party, in each case, within a reasonable time after receiving notice of the commencement of the action; in each of which cases the reasonable and documented fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable and documented fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction (plus local counsel) at any one time for all such indemnified party or parties. All such reasonable and documented fees, disbursements and other charges will be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party will not, in any event, be liable for any settlement of any action or claim effected without its written consent. No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 9 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent (1) includes an express and unconditional release of each indemnified party, in form and substance reasonably satisfactory to such indemnified party, from all liability arising out of such litigation, investigation, proceeding or claim and (2) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d) Settlement Without Consent if Failure to Reimburse. If an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for reasonable and documented fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 9(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

(e) With respect to this Section 9, the Company acknowledges and agrees that the Underwriters are contracting on their own behalf and as agents for their respective Indemnitees. Accordingly, the Company hereby constitutes the Underwriters as agents for each person who is entitled to the covenants of the Company contained in this Section 9 and is not a party hereto and the Underwriters agree to accept such agency and to hold in trust for and to enforce such covenants on behalf of such persons.

10. Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of Section 9 is applicable in accordance with its terms but for any reason is held to be unavailable or insufficient from the Company or the Underwriters, the Company and the Underwriters will contribute to the total losses, claims, liabilities, expenses and damages (including any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted) to which any indemnified party may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand. The relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion as the total net proceeds from the sale of the Offered Shares (before deducting expenses) received by the Company bear to the total compensation received by the Underwriters (before deducting expenses) from the sale of Offered Shares on behalf of the Company. If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable Law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and the Underwriters, on the other hand, with respect to the statements or omission that resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Underwriters, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contributions pursuant to this Section 10 were to be determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense, or damage, or action in respect thereof, referred to above in this Section 10 shall be deemed to include, for the purpose of this Section 10, any documented legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim to the extent consistent with Section 9(c). Notwithstanding the foregoing provisions of Section 9 and this Section 10, no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 10, any person who controls a party to this Agreement within the meaning of the Securities Act, any affiliates of the respective Underwriters and any officers, directors, partners, employees or agents of the Underwriters or their respective affiliates, will have the same rights to contribution as that party, and each director of the Company and each officer of the Company who signed the Registration Statement and Canadian Final Base Prospectus will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 10, will notify any such party or parties from whom contribution may be sought, but the omission to so notify will not relieve that party or parties from whom contribution may be sought from any other obligation it or they may have under this Section 10 except to the extent that the failure to so notify such other party materially prejudiced the substantive rights or defenses of the party from whom contribution is sought. Except for a settlement entered into pursuant to the last sentence of Section 9(c), no party will be liable for contribution with respect to any action or claim settled without its written consent if such consent is required pursuant to Section 9(c).

11. Limitations. The rights of indemnity and contribution provided in Section 9 and Section 10 shall be in addition to and not in derogation of any other right to contribution and indemnity which the Underwriters may have by statute or otherwise at law. The Underwriters’ obligations to contribute pursuant to Section 9 and Section 10 are several, and not joint or joint and several, in proportion to their respective underwriting commitments as set forth opposite their respective names in Schedule A hereto. Notwithstanding anything to the contrary in this Agreement, no individual Underwriter shall be required to contribute more in the aggregate pursuant to Section 9 or Section 10 than the aggregate fee actually received by such Underwriter pursuant to this Agreement.

12. Obligations of the Underwriters; Default of One or More of the Several Underwriters. Subject to the terms of this Agreement, the obligation of the Underwriters to purchase the Firm Shares or the Option Shares, if applicable, on the First Closing Date or any Option Closing Date, shall be several and not joint and several and shall be limited to the number and equivalent percentage of the Firm Shares set out opposite the name of the Underwriters respectively on Schedule A (subject to such adjustment as the Representative may determine to eliminate fractional shares). If, on the First Closing Date or any Option Closing Date, any one or more of the several Underwriters shall fail or refuse to purchase Offered Shares that it or they have agreed to purchase hereunder on such date, and the aggregate number of Offered Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase does not exceed 10% of the aggregate number of the Offered Shares to be purchased on such date, the Representative may make arrangements satisfactory to the Company for the purchase of such Offered Shares by other persons, including any of the Underwriters, but if no such arrangements are made by such date, the other Underwriters shall be obligated, severally and not jointly, in the proportions that the number of Firm Shares set forth opposite their respective names on Schedule A bears to the aggregate number of Firm Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as may be specified by the Representative with the consent of the non-defaulting Underwriters, to purchase the Offered Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date. If, on the First Closing Date or any Option Closing Date, any one or more of the several Underwriters shall fail or refuse to purchase Offered Shares that it or they have agreed to purchase hereunder on such date, and the aggregate number of Offered Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase exceeds 10% of the aggregate number of Offered Shares to be purchased on such date, and arrangements satisfactory to the Representative and the Company for the purchase of such Offered Shares are not made within 48 hours after such default, this Agreement shall terminate without liability of any party to any other party except that the provisions of Section 4, Section 7, Section 9 and Section 10 shall at all times be effective and shall survive such termination. In any such case either the Representative or the Company shall have the right to postpone the First Closing Date or the applicable Option Closing Date, as the case may be, but in no event for longer than seven days in order that the required changes, if any, to the Registration Statement and the U.S. Final Prospectus or any other documents or arrangements may be effected.

As used in this Agreement, the term “Underwriter” shall be deemed to include any person substituted for a defaulting Underwriter under this Section 12. Any action taken under this Section 12 shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

13. Termination of this Agreement. In addition to any other remedies which may be available to the Underwriters, prior to the purchase of the Firm Shares by the Underwriters on the First Closing Date, this Agreement may be terminated by the Representative by notice given to the Company if at any time: (i) trading or quotation in any of the Company’s securities shall have been suspended or limited by the Commission, the Canadian Securities Regulators, Nasdaq or the TSX, or trading in securities generally on the TSX, Nasdaq or the New York Stock Exchange shall have been suspended or limited, or minimum or maximum prices shall have been generally established on any of such stock exchanges; (ii) a general banking moratorium shall have been declared by any of federal, New York, or British Columbia authorities or any major disruption of settlements of securities or payment or clearance services in the United States or Canada shall have occurred; (iii) any inquiry, action, suit, investigation or other proceeding, whether formal or informal, is commenced, announced or threatened or any order is made by any Governmental Authority in Canada, the United States or elsewhere, including, without limitation, Nasdaq or the TSX, in relation to the Company or the Subsidiaries or the Company’s directors and officers in their capacity as such with the Company which, in the sole opinion of the Representative, operates to prevent or restrict materially the distribution or trading of the Offered Shares or any other securities of the Company in any of the Canadian Qualifying Jurisdictions or the United States (iv) there shall have occurred any outbreak or escalation of national or international hostilities, act of terrorism or any crisis, emergency or calamity, or any change in the United States, Canada or international financial markets, government action or change in applicable Law (or in the judicial interpretation thereof), or any substantial change or development involving a prospective substantial change in the United States’, Canada’s or international political, financial or economic conditions, as in the judgment of the Representative is material and adverse and makes it impracticable to market the Offered Shares in the manner and on the terms described in the Time of Sale Prospectus, U.S. Final Prospectus or Canadian Final Prospectus or to enforce contracts for the sale of securities; (v) in the judgment of the Representative there shall have occurred any change, or any development or event involving a prospective change, in the condition, financial or otherwise, or in the business, properties, earnings or results of operations of the Company and its Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business; or (vi) the Company shall have sustained a loss by strike, fire, flood, earthquake, accident or other calamity of such character as in the judgment of the Representative may interfere materially with the conduct of the business and operations of the Company regardless of whether or not such loss shall have been insured. Any termination pursuant to this Section 13 shall be without liability on the part of (a) the Company to any Underwriter, except that the Company shall be obligated to reimburse the expenses of the Representative and the Underwriters pursuant to Section 4 or Section 7 hereof or (b) any Underwriter to the Company; provided, however, that the provisions of Section 9 and Section 10 shall at all times be effective and shall survive such termination.

14. No Advisory or Fiduciary Relationship. The Company acknowledges and agrees that (a) the purchase and sale of the Offered Shares pursuant to this Agreement, including the determination of the public offering price of the Offered Shares and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the offering contemplated hereby and the process leading to such transaction, each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company, or its shareholders, or its creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favor of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) and no Underwriter has any obligation to the Company with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates are securities firms that are engaged in securities trading and brokerage activities, as well as providing investment banking and financial advisory services, and may be engaged in a broad range of transactions that involve interests that differ from those of the Company, including providing services to other companies engaged in businesses similar or competitive to the Company’s business, and that the Underwriters shall have no obligation to disclose such activities and services to the Company, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate. Furthermore, the Company agrees it is solely responsible for making its own judgements in connection with the transactions contemplated hereby (irrespective of whether the Underwriters have advised it or are currently advising the Company on related or other matters). The Company agrees it will not claim that the Underwriters have rendered advisory services of any nature or respect, or owe any agency, fiduciary or similar duty to the Company in connection with the transactions contemplated hereby or the process leading thereto. The Company acknowledges and agrees that it waives, to the fullest extent permitted by law, any claims the Company and its affiliates may have against the Underwriters for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that the Underwriters shall have no liability (whether direct or indirect) to the Company or any of its affiliates in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including shareholders, employees or creditors of the Company. Information which is held elsewhere within the Underwriters, but of which none of the individuals in the investment banking department or division of the Underwriters involved in providing the services contemplated by this Agreement actually has knowledge (or without breach of internal procedures can properly obtain) will not for any purpose be taken into account in determining any of the responsibilities of the Underwriters to the Company under this Agreement.

15. Option. In connection with the distribution of the Offered Shares, the Underwriters and members of their affiliated Selling Firms (if any) may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels above those which might otherwise prevail in the open market, in compliance with Canadian Securities Laws and applicable U.S. securities Laws. Those stabilizing transactions, if any, may be discontinued at any time.

16. Further Assurances. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

17. Representations and Agreements to Survive Delivery. The respective indemnities, agreements, representations, warranties and other statements of the Company, its officers and the several Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or the Company or any of its or their partners, affiliates, officers, directors or employees or any controlling person, as the case may be, and, anything herein to the contrary notwithstanding, will survive delivery of and payment for the Offered Shares sold hereunder, any subsequent disposition of the Offered Shares by the Underwriters and any termination of this Agreement.

18. Notices. All communications hereunder shall be in writing and shall be mailed, hand delivered or telecopied and confirmed to the parties hereto as follows:

If to the Representative:	Cantor Fitzgerald & Co.
110 East 59th Street, 6th Floor New York, NY 10022
Email: legal-IBD@cantor.com; notices-IBD@cantor.com
Attention: General Counsel

with a copy to:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
Attention: John T. Rudy; Jeffrey D. Cohan

with a copy to:	Stikeman Elliott LLP
666 Burrard Street, Suite 1700
Vancouver, BC Canada V6C 2X8
Attention: Michael G. Urbani

If to the Company:	Eupraxia Pharmaceuticals Inc.
2067 Cadboro Bay Road
Victoria, BC Canada V8R 5G4
Attention: James A. Helliwell

with a copy to:	Troutman Pepper Locke LLP
111 Huntington Avenue, 9th Floor
Boston, MA 02199-7613
Attention: Thomas M. Rose

with a copy to:	Blake, Cassels & Graydon LLP
3500 1133 Melville Street
Vancouver, BC Canada V6E 4E5
Attention: Joseph A. Garcia

Each party to this Agreement may change such address for notices by sending to the parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by verifiable facsimile transmission (with an original to follow) on or before 4:30 p.m., New York City time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier and (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid).

19. Electronic Notice. An electronic communication (“Electronic Notice”) shall be deemed written notice for purposes of this Section 19 if sent to the electronic mail address specified by the receiving party under separate cover. Electronic Notice shall be deemed received at the time the party sending Electronic Notice receives verification of receipt by the receiving party. Any party receiving Electronic Notice may request and shall be entitled to receive the notice on paper, in a nonelectronic form (“Nonelectronic Notice”) which shall be sent to the requesting party within 10 days of receipt of the written request for Nonelectronic Notice.

20. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Company and the Underwriters and their respective successors and the parties referred to in Section 11. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Neither party may assign its rights or obligations under this Agreement without the prior written consent of the other party; provided, however, that the Representative may assign its rights and obligations hereunder to an affiliate thereof without obtaining the Company’s consent.

21. Partial Unenforceability. The invalidity or unenforceability of any section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other section, paragraph or provision hereof. If any section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

22. Entire Agreement; Amendment; Severability; Waiver. This Agreement (including all schedules and exhibits attached hereto issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof, except that the terms and conditions of (i) the engagement letter, dated as of September 9, 2025, by and between the Company and the Representative and (ii) the engagement letter, dated as of September 16, 2025, by and between the Company and LifeSci Capital LLC shall each survive and remain in full force and effect. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and the Representative. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable as written by a court of competent jurisdiction, then such provision shall be given full force and effect to the fullest possible extent that it is valid, legal and enforceable, and the remainder of the terms and provisions herein shall be construed as if such invalid, illegal or unenforceable term or provision was not contained herein, but only to the extent that giving effect to such provision and the remainder of the terms and provisions hereof shall be in accordance with the intent of the parties as reflected in this Agreement. No implied waiver by a party shall arise in the absence of a waiver in writing signed by such party. No failure or delay in exercising any right, power, or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power, or privilege hereunder.

23. GOVERNING LAW AND TIME; WAIVER OF JURY TRIAL. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS. SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

24. CONSENT TO JURISDICTION. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH ANY TRANSACTION CONTEMPLATED HEREBY, AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, THAT SUCH SUIT, ACTION OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM OR THAT THE VENUE OF SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER. EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF (CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW.

25. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by facsimile or electronic transmission.

26. Construction.

(a) the section and exhibit headings herein are for convenience only and shall not affect the construction hereof;

(b) words defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c) the words “hereof,” “hereto,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(d) wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(e) references herein to any gender shall include each other gender;

(f) references herein to any law, statute, ordinance, code, regulation, rule or other requirement of any Governmental Authority shall be deemed to refer to such law, statute, ordinance, code, regulation, rule or other requirement of any Governmental Authority as amended, reenacted, supplemented or superseded in whole or in part and in effect from time to time and also to all rules and regulations promulgated thereunder;

(g) any reference in this Agreement to “$” or to “dollars” shall refer to the lawful currency of the United States of America, unless otherwise specified.

(h) the phrases “knowledge of the Company” or “to the Company’s knowledge” or similar expressions, refer to the actual knowledge of James A. Helliwell, Amanda Malone and Alex Rothwell, each after due inquiry;

(i) if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day;

(j) “Business Day” means any day on which Nasdaq, TSX and commercial banks in the City of New York are open for business;

(k) “Canadian Qualifying Jurisdictions” means each of the provinces of Canada other than Québec.

(l) “Canadian Securities Laws” means collectively, all applicable securities laws of the Canadian Qualifying Jurisdictions and the respective rules, regulations, blanket rulings, orders and notices made thereunder, together with applicable local, uniform, national and multilateral instruments, orders, rulings, policies, rules and other regulatory instruments issued or adopted (and published) by Canadian Securities Regulators.

(m) “Canadian Securities Regulators” means, collectively, the securities commissions or other securities regulatory authorities in the Canadian Qualifying Jurisdictions.

(n) “Governmental Authority” means (i) any federal, provincial, territorial, state, local, municipal, national or international government or governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private); (ii) any quasi-governmental body or private body exercising regulatory, expropriation or taxing authority under or for the account, if any, of the foregoing; (iii) any self-regulatory organization; or (iv) any political subdivision of any of the foregoing;

(o) “Law” means any and all laws, including all federal, state, provincial, territorial, local, municipal, national or foreign statutes, codes, ordinances, guidelines, decrees, rules, regulations and by-laws and all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, orders, directives, decisions, rulings or awards or other requirements of any Governmental Authority, binding on or affecting the person referred to in the context in which the term is used and rules, regulations and policies of any stock exchange on which securities of the Company are listed for trading;

(p) “Passport System” means the system for review of prospectus filings set out in Multilateral Instrument 11-102—Passport System and National Policy 11-202—Process for Prospectus Reviews in Multiple Jurisdictions;

(q) “Shelf Information” means the information, if any, included in the Canadian Final Prospectus Supplement that is omitted from the Canadian Final Base Prospectus, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Final Base Prospectus as of the date of the Canadian Final Prospectus Supplement; and

(r) “Shelf Procedures” means the rules and regulations established under National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions.

27. General Provisions.

(a) Each of the parties hereto acknowledges that it is a sophisticated business person who was adequately represented by counsel during negotiations regarding the provisions hereof, including the indemnification provisions of Section 9 and the contribution provisions of Section 10, and is fully informed regarding said provisions. Each of the parties hereto further acknowledges that the provisions of Section 9 and Section 10 hereof fairly allocate the risks in light of the ability of the parties to investigate the Company, its affairs and its business in order to assure that adequate disclosure has been made in the Registration Statement, the Preliminary Prospectuses, the Time of Sale Prospectus, each free writing prospectus and the Final Prospectuses (and any amendments and supplements to the foregoing), as contemplated by the Securities Act and the Exchange Act.

(b) The Company acknowledges that the Underwriters’ research analysts and research departments are required to be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and that such Underwriters’ research analysts may hold and make statements or investment recommendations and/or publish research reports with respect to the Company and/or the offering contemplated hereby that differ from the views of its investment bankers. The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any conflict of interest that may arise from the fact that the views expressed by their independent research analysts and research departments may be different from or inconsistent with the views or advice communicated to the Company by such Underwriters’ investment banking divisions. The Company acknowledges that each of the Underwriters is a full-service securities firm and as such from time to time, subject to Canadian Securities Laws and securities Laws in the United States, may effect transactions for its own account or the account of its customers and hold long or short position in debt or equity securities of the Company.

[Signature Page Follows]

If the foregoing correctly sets forth the understanding between the Company and the Underwriters, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement between the Company and the Underwriters.

Very truly yours,

EUPRAXIA PHARMACEUTICALS INC.

By:	/s/ James Helliwell
Name: James Helliwell
Title: Chief Executive Officer

ACCEPTED as of the date first-above written:

CANTOR FITZGERALD & CO.

By:	/s/ Jason Fenton
Name: Jason Fenton
Title: Managing Director, Co-Head, Equity Capital Markets

For itself and the other several Underwriters named in Schedule A to this Agreement.

SIGNATURE PAGE – UNDERWRITING AGREEMENT

SCHEDULE A

Underwriters	Number of Firm Shares to be Purchased
Cantor Fitzgerald & Co.	7,954,546
LifeSci Capital LLC	4,136,364
Bloom Burton Securities Inc.	636,363

Total	12,727,273

SCHEDULE B

Free Writing Prospectuses Included in the Time of Sale Prospectus

None

SCHEDULE C

Pricing Information

Firm Shares: 12,727,273

Option Shares: 1,909,090

Price to Public: $5.50 per share

Underwriters’ Discount: $0.385 per share

SCHEDULE D

Permitted Section 5(d) Communications

None

Exhibit A

Form of Lock-up Agreement

Cantor Fitzgerald & Co.

110 East 59th Street, 6th Floor

New York, New York 10022

Attn: Equity Capital Markets

Re: Proposed Registered Offering by Eupraxia Pharmaceuticals Inc.

Ladies and Gentlemen:

The undersigned, a securityholder and/or officer and/or a director of Eupraxia Pharmaceuticals Inc., a company continued under the laws of the Province of British Columbia (the “Company”), understands that Cantor Fitzgerald & Co. (“CF&Co.”) proposes to enter into an Underwriting Agreement (the “Underwriting Agreement”) with the Company relating to the proposed registered offering (the “Offering”) of the Company’s common shares without par value (the “Common Shares”). The undersigned acknowledges that CF&Co. is relying on the representations and agreements of the undersigned contained in this lock-up agreement in conducting the Offering and, at a subsequent date, in entering into the Underwriting Agreement and other underwriting arrangements with the Company with respect to the Offering. Capitalized terms used herein and not defined herein shall have the respective meanings ascribed thereto in the Underwriting Agreement.

In recognition of the benefit that the Offering will confer upon the undersigned as a securityholder and/or officer and/or a director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees that, during the period beginning on the date hereof and ending on the date that is 90 days from the date of the Underwriting Agreement (the “Lock-Up Period”), the undersigned will not (and will cause any immediate family member not to), without the prior written consent of CF&Co., which may withhold its consent in its sole discretion, directly or indirectly, (i) sell, offer to sell, contract to sell or lend, grant any option to purchase, effect any short sale or establish or increase a Put Equivalent Position (as defined in Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) or liquidate or decrease any Call Equivalent Position (as defined in Rule 16a-1(b) under the Exchange Act), pledge, hypothecate or grant any security interest in, or in any other way transfer or dispose of, any Common Shares or any securities convertible into or exchangeable or exercisable for Common Shares, in each case whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”), (ii) make any demand for, or exercise any right with respect to the registration of any of the Lock-Up Securities, or the filing of any registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) in connection therewith, under the Securities Act or Canadian Securities

Laws, (iii) enter into any swap, forward, hedge or any other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Shares or other securities, in cash or otherwise, or (iv) publicly announce the intention to do any of the foregoing.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer the Lock-Up Securities pursuant to clauses (i) through (v) below without the prior written consent of CF&Co., provided that (1) prior to any such transfer, CF&Co. receives a signed lock-up agreement, substantially in the form of this lock-up agreement, for the balance of the Lock-Up Period from each donee, trustee, distributee or transferee, as the case may be, (2) any such transfer shall not involve a disposition for value, (3) in the case of clauses (i) through (iii) below, such transfers are not required to be reported with the Commission under the Exchange Act or Canadian Securities Regulators under Canadian Securities Laws, and (4) the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfers:

(i) as a bona fide gift or gifts;

(ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this lock-up agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin);

(iii) pursuant to a qualified domestic order or in connection with a divorce settlement;

(iv) to any nominee or custodian where there is no change in beneficial ownership for bona fide tax planning purposes including, but not limited to, transfers to a registered retirement savings plan or to an affiliate, in each case provided that the Lock-Up Securities are still subject to the restrictions set forth in this agreement and provided that any public filing or public announcement under Section 16(a) of the Exchange Act or the insider reporting requirements of Canadian Securities Laws required or voluntarily made during the Lock-Up Period in connection with the foregoing shall clearly indicate in the footnotes thereto or comments section thereof that the filing relates to the circumstances described in this clause, that no Lock-Up Securities were sold by the reporting person and that the underlying Lock-Up Securities are subject to a lock-up agreement with the underwriters of the Offering; or

(v) by will or intestate succession to the legal representative, heir, beneficiary or immediate family of the undersigned upon the death of the undersigned.

For greater certainty, nothing in this agreement shall prevent: (i) the receipt of a grant of stock options and other similar issuances pursuant to the omnibus incentive plan of the Company and other share compensation arrangements described in the U.S. Final Prospectus and the Canadian Final Prospectus and outstanding as of the date of the U.S. Final Prospectus and the Canadian Final Prospectus; or (ii) the conversion, exercise or exchange of any convertible, exercisable or exchangeable securities described in the U.S. Final Prospectus and the Canadian Final Prospectus and outstanding as of the date of the U.S. Prospectus and the Canadian Final Prospectus or upon exercise of stock options granted in accordance with (i) above; in each case provided that any Lock-Up Securities received will also be subject to the restrictions set forth in this agreement and provided that any public filing or public announcement under Section 16(a) of the Exchange Act or the insider reporting requirements of Canadian Securities Laws required or voluntarily made during the Lock-Up Period in connection with the foregoing shall clearly indicate in the footnotes thereto or comments section thereof that the filing relates to the circumstances described in this clause, that no Lock-Up Securities were sold by the reporting person and that the underlying Lock-Up Securities are subject to a lock-up agreement with the underwriters of the Offering.

The undersigned further agrees that the foregoing provisions shall be equally applicable to any Common Shares the undersigned may purchase or otherwise receive in the Offering.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.

With respect to the Offering only, the undersigned waives any registration rights relating to registration under the Securities Act or Canadian Securities Laws of the offer and sale of any Common Shares and/or any options or warrants or other rights to acquire Common Shares or any securities exchangeable or exercisable for or convertible into Common Shares, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into Common Shares, owned either of record or beneficially by the undersigned, including any rights to receive notice of the Offering.

The undersigned confirms that the undersigned has not, and has no knowledge that any immediate family member has, directly or indirectly, taken any action designed to or that might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale of the Common Shares. The undersigned will not, and will cause any immediate family member not to take, directly or indirectly, any such action.

As used herein, “immediate family” shall mean the spouse, domestic partner, lineal descendant, father, mother, brother, sister, or any other person with whom the undersigned has a relationship by blood, marriage or adoption not more remote than first cousin.

The undersigned represents and warrants that the undersigned now has, and, except as contemplated above, for the duration of the Lock-Up Period will have, good and marketable title to the Lock-Up Securities. The undersigned has full power, capacity and authority to enter into this lock-up agreement. This lock-up agreement is irrevocable and will be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned. Upon reasonable request of CF&Co., the undersigned will execute any additional documents and take all such steps as reasonably required in order to fully perform and carry out the provisions of this lock-up agreement.

This lock-up agreement constitutes the entire agreement and understanding between the undersigned and CF&Co., and supersedes any prior agreement, representation or understanding with respect to the subject matter hereof.

This lock-up agreement shall be governed by and construed in accordance with the laws of the State of New York.

The undersigned hereby consents to receipt of this agreement in electronic form and understands and agrees that this agreement may be signed electronically. In the event that any signature is delivered by facsimile transmission, electronic mail, or otherwise by electronic transmission (including any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) evidencing an intent to sign this agreement, such facsimile transmission, electronic mail or other electronic transmission shall create a valid and binding obligation of the undersigned with the same force and effect as if such signature were an original. Execution and delivery of this agreement by facsimile transmission, electronic mail or other electronic transmission is legal, valid and binding for all purposes.

The undersigned acknowledges and agrees that the underwriters have not provided any recommendation or investment advice nor have the underwriters solicited any action from the undersigned with respect to the Offering and the undersigned has consulted their own legal, accounting, financial, regulatory and tax advisors to the extent deemed appropriate. The undersigned further acknowledges and agrees that, although the CF&Co. may be required or choose to provide certain Regulation Best Interest and Form CRS disclosures to you in connection with the Offering, the CF&Co. and the other underwriters are not making a recommendation to you to enter into this lock-up agreement, and nothing set forth in such disclosures is intended to suggest that the CF&Co. or any underwriter is making such a recommendation.

Whether or not the Offering actually occurs depends on a number of factors, including market conditions. Any Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and CF&Co.

This lock-up agreement shall automatically terminate, and the undersigned shall be released from its obligations hereunder, upon the earliest to occur, if any, of (i) the Company advising CF&Co., in writing, prior to the execution of the Underwriting Agreement, that it has determined not to proceed with the Offering, (ii) the executed Underwriting Agreement being terminated prior to the closing of the Offering (other than the provisions thereof that survive termination), and (iii) October 31, 2025, in the event that the Underwriting Agreement has not been executed by such date.

[Signature Page Follows]

Very truly yours,

Name of Securityholder/Director/Officer (Print exact name)

By:
Signature

If not signing in an individual capacity:

Name of Authorized Signatory (Print)

Title of Authorized Signatory (Print)

(indicate capacity of person signing if signing as custodian, trustee or on behalf of an entity)

Exhibit B

Parties to Lock-up Agreement

1.	James A. Helliwell
2.	Simon Pimstone
3.	Richard M. Glickman
4.	Paul Geyer
5.	John Montalbano
6.	Michael Wilmink
7.	Joseph Freedman
8.	Alex Rothwell
9.	Amanda Malone
10.	Paul Brennan
11.	Mark Kowalski